2010 | THIRD QUARTER SUMMARY To our Shareholders,

Perpetual has completed its first quarter since converting to a Corporation and we are continuing to pursue an exciting slate of high-impact opportunities, while remaining focused on the careful management of our solid base of conventional natural gas assets. The focus during the past quarter, and for much of this year, has been to evaluate our potentially high impact, cash flow diversifying, resource-style plays and we have made significant inroads in understanding the technical and commercial viability of a number of these opportunities. The results to date from the liquids-rich gas play in the Wilrich sand at Edson, the Cardium oil evaluation program and the first of three liquids-rich Montney gas evaluation wells at Elmworth in west central Alberta have been very positive and have demonstrated that all three are worthy of continued investment. In addition, the commercial Warwick gas storage facility which was fully operational for injection in May 2010, will be ready for first withdrawal as scheduled later this year.

Driven by our recent success in the Wilrich play, we have increased our 2010 capital expenditure budget to $112 million from $81 million. With exploration and development spending to the end of the third quarter totaling $77 million, fourth quarter expenditures are expected to be approximately $35 million. The Board has also approved a capital budget of $48 million for the first quarter of 2011, with spending principally directed to the advancement of our large scope, resource-style oil and liquids-rich opportunities. In addition to advancing the Wilrich, Cardium and Montney plays in west central Alberta, plans are in place to evaluate several high potential bitumen opportunities with the drilling of 10 wells at Liege, Panny and Hoole. Based on the results of this activity and natural gas prices, the extent and scope of the remainder of the 2011 capital program will be set during the first quarter.

After careful consideration, in light of the persisting low gas price environment, Perpetual reduced its dividend to $0.03 per share per month in order to enhance our ability to direct capital to our high impact resource play opportunities. We are excited with the value potential that is being proved up and look forward to converting that potential into more diversified cash flow and returns for our shareholders.

Susan Riddell Rose, President and Chief Executive Officer November 8, 2010

Corporate

  On June 30, 2010, Perpetual’s conversion to a corporation was completed through the previously announced plan of arrangement (the “Arrangement”). Unitholders of Paramount Energy Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Unitholders received common shares of Perpetual in consideration for the cancellation of their Trust Units on a one-for-one basis. In addition, the Trust’s outstanding convertible debentures are now convertible debentures of the Corporation. Trading of the common shares of Perpetual Energy began on July 6, 2010.

Capital Activity

  Exploration, development and land expenditures totaled $27.6 million and $77.2 million for the three and nine months ended September 30, 2010 as compared to $8.2 million and $55.7 million for the comparable periods in 2009. The increased spending was primarily to delineate several high-impact oil and liquids-rich gas plays in west central Alberta. Spending in west central Alberta for the third quarter totaled $12.8 million, including drilling three new wells (2.6 net) and completion of wells in the Edson and Carrot Creek areas.
  Cardium oil exploration – A primary focus of exploration has been to determine the productivity of the Cardium formation across the Carrot Creek and Edson areas through the use of horizontal drilling and multi-stage fracture completion technologies. To date, Perpetual has participated in five wells (3.2 net), each testing a different and independent part of the Cardium reservoir, of which two wells (1.5 net) were drilled in the third quarter. Average production per well for the first 30 days was approximately 175 BOE/d for the first four wells. The fifth and final well is currently testing.

Perpetual Energy Inc. (“Perpetual”) launches into the Canadian energy industry through the corporate conversion of Paramount Energy Trust, a premium-yielding investment in the royalty trust sector. Formed on June 30, 2010, Perpetual exists to be the energy investment of choice, generating sustainable, premium after-tax returns through finding, exploiting, producing and marketing oil and gas-based energy. Perpetual is grounded with a base of reliable net cash flow generating shallow gas properties in eastern Alberta. Through our strategic transition from a distributing trust to a dividend-paying corporation, our asset base is diversifying to encompass a growing core area focused on oil and liquid-rich resource-style plays in the west central Alberta deep basin as well as heavy oil and bitumen opportunities in eastern Alberta. Our potential extends further; inherent in our assets are multiple high impact prospects for long-term value creation that we characterize as ‘option value’. Our entrepreneurial business plan is focused on being highly profitable, optimizing value at every level and being the most efficient finder and exploiter of opportunities. Perpetual has the assets, the people and the vision to build on our legacy – and create our future as a premium energy investment.

   Liquids-rich Wilrich sand – An exploration program targeting the Wilrich sand commenced during the third quarter. Three vertical wells were re-completed and one horizontal well (1.0 net) was drilled and put on production. In the first 30 days, the well averaged 4.3 MMcf/d raw gas and 40 bbls/MMcf of natural gas liquids and condensate. An additional three horizontal wells (3.0 net) are expected to be drilled and completed prior to year end. An expansion of the compression and gathering system from 10 MMcf/d to 30 MMcf/d has been initiated. Perpetual anticipates that volumes from the new wells will be placed on production later in 2010 once the facility construction is completed. A total of 40 gross (33 net) horizontal locations have been identified for further development at Edson.

  Liquids-rich Montney gas formation at Elmworth – Drilling operations were completed in the third quarter on the first of three planned horizontal wells. Perpetual is being carried by its partner for all drilling and completion costs for the first three Elmworth wells. One horizontal well (0.5 net) has been drilled and is undergoing completion operations. After the recent multi-stage fracture stimulation, during clean up the well flowed at 7.5 MMcf/d of raw gas and associated hydrocarbon liquids. Further testing will be done in the fourth quarter to determine the ultimate deliverability and nature of the gas to liquids ratio. A second horizontal well (0.5 net) is drilling in the lateral section. A third well (0.4 net) is expected to spud prior to year end.
  Eastern Alberta – Perpetual was also active in eastern Alberta, drilling a total of 19 gross (18.9 net) wells, including six gross (6.0 net) shallow gas wells at Craigend, four gross (3.9 net) shallow gas wells at Birchwavy east and nine gross (9.0 net) heavy oil wells at Birchwavy east for 100 percent success.
  Warwick Gas Storage Inc. (“WGSI”) – Facility construction proceeded as planned totaling $23.1 million during the third quarter of 2010. Expenditures included the purchase and installation of compression facilities to allow for winter withdrawals. Overall spending on development of the gas storage reservoir and facility in the first nine months of 2010 was $46.3 million. Capital activities for the fourth quarter of 2010 are budgeted at $7 million, including funds for the completion of the facility for withdrawal and to drill, complete and tie-in one additional well to increase withdrawal capability.
  The WGSI facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Withdrawal will commence as scheduled in the fourth quarter of 2010.

Production and Pricing
  Average actual and deemed production for the three months ended September 30, 2010 increased three percent year over year from 169.9 MMcfe/d to 175.6 MMcfe/d. Average actual production measured 151.0 MMcfe/d for the quarter as compared to 152.4 MMcfe/d reported in the same period of 2009. Total average production for the nine months ended September 30, 2010 decreased four percent to 155.2 MMcfe/d from 161.6 MMcfe/d in the 2009 period due to the shut-in of volumes at Legend and non-core property dispositions in 2009, partially offset by the increase in production associated with the Profound, Ukalta and Edson acquisitions and subsequent development of assets in west central Alberta.
  Total operating costs decreased 11 percent to $24.9 million ($1.79 per Mcfe) for the three months ended September 30, 2010 from $27.9 million ($1.99 per Mcfe) for the same period in 2009, due to decreases in repair and maintenance expenses and property taxes. Included in operating costs are expenses related to the operation of the WGSI facility, which totaled $0.9 million for the third quarter. Excluding gas storage expenses, operating costs related to production decreased 14 percent to $1.71 per Mcfe for the third quarter of 2010. Perpetual’s reduced operating costs reflect cost reduction initiatives at all operated fields to enhance competitiveness, profitability and efficiency.
  The Corporation’s realized gas price was $6.18 per Mcfe for the three months ended September 30, 2010, an 18 percent decrease from the comparable quarter in 2009. The 2009 gas price included realized gains on financial instruments totaling $56.3 million as compared to realized hedging gains of $29.4 million for the current period.

Financial

  Funds flow decreased to $46.1 million ($0.32 per share) from $59.6 million ($0.49 per share) for the third quarter of 2009 primarily due to lower revenues due to lower realized gains on financial instruments and higher royalty expenses, partially offset by a reduction in operating costs and an increase in gas over bitumen royalty adjustments in the third quarter. Funds flow netbacks for the quarter decreased 22 percent to $3.31 per Mcfe from $4.25 per Mcfe in the third quarter of 2009.
  The Corporation reported a net loss of $1.7 million ($0.01 per basic and diluted common share) for the three months ended September 30, 2010 as compared to a net loss of $44.7 million ($0.36 per basic and per diluted common share) for the 2009 period. The lower net loss is due to an increase in unrealized gains on financial instruments and $6.2 million in gains on non-core property dispositions, partially offset by higher depletion, depreciation and amortization charges and lower funds flows for the current quarter.
  Net bank debt was reduced by $38.6 million during the third quarter of 2010 to $256.9 million from $295.5 million at June 30, 2010. Giving consideration to capital plans for the remainder of 2010 and the forward market for natural gas prices, the Company expects to exit the year with net bank debt of $235 to $240 million.

Dividends

  Dividends payable for the third quarter of 2010 totaled $0.15 per common share, comprised of $0.05 per share paid on August 16, September 15 and October 15, representing a payout ratio of 47.3 percent of funds flow as compared to 30.7 percent for the third quarter of 2009.
  Perpetual advised that the dividend to be paid on December 15, 2010 in respect of income received for the month of November 2010, for shareholders of record on November 22, 2010, will be $0.03 per share. Perpetual is reducing its dividend in order to enhance its ability to direct capital to its high impact resource play opportunities having regard to current weakness in natural gas prices.
  No shares will be available under either the Premium DividendTM or dividend reinvestment component of its Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) for the Corporation’s November dividend payable on December 15, 2010 and until further notice. Shareholders who had elected to participate and were currently enrolled in either the Premium DividendTM or the dividend reinvestment component of the Plan will receive cash dividends on the payment date. At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

PERPETUAL ENERGY INC. 2010 Q3 2

Subsequent Events

  Perpetual had an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining 11 percent was owned by employees of Severo, Perpetual and several private investors. On October 4, 2010, the Corporation’s wholly-owned subsidiary, Perpetual Operating Trust (“POT”), successfully acquired all of the issued and outstanding shares of Severo (the “Acquisition”) not already owned by POT. Following the Acquisition, all of the assets and undertakings of Severo Energy Corp., Severo Acquisitions Ltd. and Severo Energy Partnership were transferred to POT. Since the Corporation has retained control of Severo, the results, assets and liabilities of this entity have been included in Perpetual’s financial statements.
  As current and forward gas prices have reached what the Company believes to be unsustainably low levels over the past several weeks, the Company has bought back the majority of its forward sale positions, crystallizing gains of $37 million related to in-the-money hedges for future periods. The mark-to-market value of the Corporation’s remaining physical forward sales arrangements at November 8, 2010 is approximately $6.2 million. As a result of the above activities, Perpetual’s net bank debt currently stands at approximately $225 million. A reconciliation of realized gains on financial instruments to date in 2010 is as follows:

Realized gains on financial instruments	($ millions)
Realized gains for the nine months ended September 30, 2010	105.6
Settlement of October and November 2010 natural gas financial hedging contracts	12.0
Early termination gains realized on December 2010 – March 2012 financial hedging contracts	36.6
Realized gains on financial instruments to date in 2010	154.2

Expanded 2010 Capital Program

The Board of Directors has approved an expansion of the Corporation’s 2010 exploration and development capital expenditure budget from $81 million to $112 million. Fourth quarter exploration and development expenditures are expected to total approximately $35 million. The expansion of the 2010 program is driven by Perpetual’s recent success in the Wilrich play at Edson. Plans for the fourth quarter include the drilling of three gross (3.0 net) additional horizontal wells targeting the Wilrich formation as well as expansion of the compression facility from 10 MMcf/d to 30 MMcf/d to accommodate future production increases from this area. Additional capital will also be spent to complete the Cardium evaluation program in the Carrot Creek/Edson area.

The Board of Directors approved the full development of the Warwick gas storage project in June 2010. Spending in the fourth quarter of 2010 is expected to be $7 million to complete the facility for winter withdrawals and to drill one additional well to enhance the reservoir’s deliverability capability. Combined with the increased exploration and development spending, Perpetual expects to spend a total of $42 million in the fourth quarter of 2010.

First Quarter 2011 Capital Program

The Board of Directors has approved a $48 million capital budget for the first quarter of 2011 which will be directed principally toward the advancement of Perpetual’s large scope, oil and liquids-rich resource-style opportunities including:

  Drilling of three gross (3.0 net) wells targeting the Wilrich sand in the Edson area;
  Drilling of three gross (1.8 net) horizontal wells targeting oil in the Cardium formation in the greater Pembina area;
  Tie-in operations for the Elmworth Montney play to establish production from the three Montney evaluation wells; and
  Drilling of 10 gross (10 net) oil sands evaluation wells in northeast Alberta as part of the process of quantifying and evaluating Perpetual’s significant heavy oil/bitumen landholdings at Liege, Hoole and Panny.

In addition four gross (4.0 net) strategic wells will be drilled and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base.

During the first quarter of 2011, Perpetual will make a determination as to the extent and scope of its capital activities for the final three quarters of 2011 based on the results of its fall 2010 and winter 2010-2011 programs and commodity prices at that time.

Production Guidance

As a result of the increased capital spending program in the fourth quarter of 2010 Perpetual expects to exit 2010 at a production capability of 156 MMcfe/d. First quarter 2011 production is expected to average 143 MMcfe/d, including an estimate of up to six percent downtime related to cold weather in Perpetual’s northern shallow gas properties. Based on the planned first quarter capital program, Perpetual expects to exit the first quarter of 2011 with production capability of 162 MMcfe/d.

PERPETUAL ENERGY INC. 2010 Q3 3

	Three months ended September 30			Nine months ended September 30
($Cdn thousands except volume and per share amounts)	2010	2009	% Change	2010	2009	% Change
Financial
Revenue, including realized gains and losses on financial
instruments	90,626	105,274	(14)	305,943	339,741	(10)
Funds flow (1)	46,078	59,599	(23)	166,656	191,938	(13)
Per common share (2)	0.32	0.49	(35)	1.19	1.66	(28)
Net earnings (loss)	(1,710)	(44,679)	(96)	(8,671)	24,945	(135)
Per common share (2)	(0.01)	(0.36)	(97)	(0.06)	0.22	(127)
Dividends	21,806	18,324	19	62,355	57,028	9
Per common share (3)	0.15	0.15	-	0.45	0.49	(8)
Payout ratio (%) (1)	47.3	30.7	54	37.4	29.7	26
Total assets	1,130,424	1,099,869	3	1,130,424	1,099,869	3
Net bank and other debt outstanding (4)	256,908	295,549	(13)	256,908	295,594	(13)
Convertible debentures, at principal amount	234,897	230,168	2	234,897	230,168	2
Gas storage arrangement	31,703	-	100	31,703	-	100
Total net debt (4)	523,508	525,717	-	523,508	525,717	-
Shareholders’ equity	282,740	268,611	5	282,740	268,611	5
Capital expenditures
Exploration and development	27,563	8,225	235	77,191	55,651	39
Gas storage	23,104	2,441	846	46,269	2,441	1,795
Acquisitions, net of dispositions	(15,879)	18,723	(185)	84,906	114,376	(26)
Other	101	105	(4)	375	244	54
Net capital expenditures	34,889	29,494	18	208,741	172,712	21
Common shares outstanding (thousands)
End of period	146,239	123,955	18	146,239	123,955	18
Weighted average	144,969	121,452	19	139,706	115,861	21
Share Options outstanding	11,444	7,201	59	11,444	7,201	59
Shares outstanding at November 5, 2010	147,496			147,496
Operating
Production
Total natural gas (Bcfe) (7)	13.9	14.0	(1)	42.4	44.1	(4)
Daily average natural gas (MMcfe/d) (7)	151.0	152.4	(1)	155.2	161.6	(4)
Gas over bitumen deemed production (MMcf/d) (5)	24.6	17.5	41	25.1	18.1	39
Average daily (actual and deemed - MMcfe/d) (5)	175.6	169.9	3	180.3	179.7	-
Per Share (cubic feet equivalent/d/Unit) (2)	1.21	1.40	(13)	1.29	1.55	(17)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	4.03	3.41	18	4.53	4.29	6
Including financial hedging and physical forward sales (6)	6.18	7.51	(18)	7.09	7.69	(8)
Land (thousands of net acres)
Undeveloped land holdings	1,722	2,009	(14)	1,722	2,009	(14)
Drilling (wells drilled gross/net)
Gas	12/11.9	4/3.8	200/213	45/41.9	42/35.2	7/19
Gas Storage	-/-	-/-	-/-	6/6	-/-	100/100
Oil	11/10.6	-/-	100/100	11/10.6	-/-	100/100
Dry	-/-	-/-	-/-	1/1	-/-	100/100
Total	23/22.5	4/3.8	475/492	63/59.5	42/35.2	50/69
Success rate (%)	100/100	100/100	-/-	98/98	100/100	(2)/(2)

(1) These are Non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis. (2) Based on weighted average common shares outstanding for the period. (3) Based on common shares outstanding at each distribution date. (4) Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities and the current portion of convertible debentures. Total net debt includes convertible debentures measured at principal amount and the gas storage arrangement. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis. (5) The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”) or its successor, the Energy Resources Conservation Board (“ERCB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable. (6) PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index. (7) Production amounts are based on the Corporation’s interest before royalties

PERPETUAL ENERGY INC. 2010 Q3 4

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc’s (“Perpetual” or the “Corporation”) operating and financial results for the three and nine months ended September 30, 2010 as well as information and estimates concerning the Company’s future outlook based on currently available information. This discussion should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2010 and 2009 as well as the audited consolidated financial statements and accompanying notes and MD&A of Paramount Energy Trust (the “Trust”) for the years ended December 31, 2009 and 2008. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A. The date of this MD&A is November 8, 2010.

Mcf equivalent (“Mcfe”) and barrel of oil equivalent (“BOE”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”),a conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the “Arrangement”) involving Perpetual, the Trust and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust’s outstanding convertible debentures which are now convertible debentures of the Corporation.

Perpetual believes that the conversion will provide the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by the trust tax legislation introduced by the federal government in 2006. In addition, Canadian taxable Shareholders will benefit from what the Corporation believes to be a more tax-effective treatment of their cash dividends following the conversion to a corporate structure. Prior to the conversion of the Trust to a corporation on June 30, 2010 distributions were paid to Unitholders.

References to “common shares” and “Shareholders” are references to the securities of the Corporation and the holders thereof following the conversion date, and references to “dividends” are references to dividends paid by Perpetual following the conversion date and to distributions paid by the Trust prior to the conversion date, as the context may require. The new trading symbol for Perpetual’s common shares is PMT on the Toronto Stock Exchange. The trading symbols for the Corporation’s convertible debentures have not changed since the conversion date.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES Successful efforts accounting

The Corporation follows the successful efforts method of accounting for its petroleum and natural gas operations. This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred. However, to make reported funds flow in this MD&A comparable to industry practice the Corporation reclassifies geological and geophysical costs as well as surrendered leases from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

PERPETUAL ENERGY INC. 2010 Q3 5

Funds flow GAAP reconciliation	Three months ended September 30		Nine months ended September 30
($ thousands except per common share amounts)	2010	2009	2010	2009
Cash flow provided by operating activities	43,388	54,579	159,916	191,906
Exploration costs (1)	381	1,218	2,547	5,756
Expenditures on asset retirement obligations	667	483	3,679	2,913
Gas over bitumen royalty adjustments not yet received	1,548	-	1,964	-
Changes in non-cash operating working capital	94	3,319	(1,450)	(8,637)
Funds flow	46,078	59,599	166,656	191,938
Weighted average common shares outstanding (thousands)	144,969	121,452	139,706	115,861
Funds flow per common share	0.32	0.49	1.19	1.66

(1)	Certain exploration costs are added back to funds flow in order to be more comparable to other Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

Additional significant and new accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS
Capital expenditures
	Three months ended September 30		Nine months ended September 30
Capital expenditures ($ thousands)	2010	2009	2010	2009
Exploration and development (1)	27,563	8,225	77,191	55,651
Gas storage	23,104	2,441	46,269	2,441
Property acquisitions	1,072	352	139,241	14,355
Profound acquisition (including assumption of net debt)	-	19,611	-	110,714
Dispositions (2)	(16,951)	(1,240)	(54,335)	(10,693)
Other	101	105	375	244
Total capital expenditures	34,889	29,494	208,741	172,712

(1)	Exploration and development expenditures for the three and nine months ended September 30, 2010 include approximately $0.4 million and $2.5 million in exploration costs (three and nine months ended September 30, 2009 - $1.2 million and $5.8 million, respectively) which have been expensed directly on the Corporation’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.
(2)	Dispositions include $7.1 million in common shares of a Trioil Resources Ltd,, a junior oil and gas company focused on the exploration and development of Cardium oil plays in southern Alberta, which were received as partial consideration for an asset sale completed in the second quarter of 2010. Since this is a non-cash transaction, those proceeds are not included in the Corporation’s statement of cash flows for the current period.

Exploration, development and land expenditures totaled $27.6 million and $77.2 million for the three and nine months ended September 30, 2010 as compared to $8.2 million and $55.7 million for of the three and nine months ended September 30, 2009. The increases are primarily due to capital spending on the west central Alberta assets and Perpetual’s new ventures areas. Spending in west central Alberta for the current quarter totaled $12.8 million, including drilling three new wells (2.6 net) and completion of wells in the Edson and Carrot Creek areas. Perpetual was also active in eastern Alberta, drilling a total of 19 gross (18.9 net) wells, including six gross (6.0 net) shallow gas wells at Craigend, four gross (3.9 net) shallow gas wells at Birchwavy east and nine gross (9.0 net) heavy oil wells at Birchwavy east. In addition, $4.4 million was spent on Crown land purchases during the quarter.

Warwick Gas Storage Inc. (“WGSI”)

The Warwick gas storage facility construction is proceeding as planned. The WGSI facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Third quarter capital activity included expenditures toward the purchase and installation of compression facilities designed to allow for winter withdrawals, which are scheduled to commence in the fourth quarter of 2010. Capital activities for the fourth quarter of 2010 are budgeted at $7 million, including funds for the completion of the facility for withdrawal and to drill, complete and tie-in one well for additional withdrawal capability.

Edson Wilrich

In late June, Perpetual initiated an exploration program comprised of three vertical well zonal completions and a horizontal evaluation well targeting the liquids-rich Wilrich sand in the Edson area of West Central Alberta. The vertical recompletions confirmed the extent of recoverable liquids-rich gas in the Wilrich formation across the Edson land base and initial production results from the first horizontal well drilled in the third quarter of 2010 are encouraging and consistent with results seen in analogous Wilrich wells as reported. In the first 30 days, the well had an average production rate of 4.3 MMcf/d of raw gas and 40 Bbls per MMcf of natural gas liquids and condensate. An additional three horizontal wells (3.0 net) are expected to be drilled and completed prior to year end. An expansion of the compression and gathering system from 10 MMcf/d to 30 MMcf/d has been initiated to accommodate the anticipated production growth. Perpetual anticipates that the volumes from the new wells will be placed on production later in 2010 once the facility construction is completed. A total of 40 gross (33 net) horizontal locations have been identified for further development at Edson.

PERPETUAL ENERGY INC. 2010 Q3 6

Carrot Creek/Edson Cardium

A primary focus of Perpetual’s 2010 exploration program has been to determine the productivity of the Cardium formation across the Carrot Creek and Edson areas through the use of horizontal drilling and multi-stage fracture completion technologies. On November 3, 2010 Perpetual completed the multi-stage fracture stimulation operation on the final well in its five well Cardium tight oil evaluation program, where innovative horizontal drilling techniques are combining with advances in multi-stage fracture completion technology to extract oil from the tight halo around the Pembina Cardium oil field. To date, Perpetual has participated in five (3.2 net) wells, each testing a different and independent part of the Cardium reservoir, of which two wells (1.5 net) were drilled in the current quarter. The average production per well for the first 30 days was approximately 175 BOE/d for the first four wells. The fifth and final well in this initial exploration program is currently testing, with production scheduled to commence in early November.

Of note, Perpetual’s top producing well thus far is a top decile horizontal Cardium oil producer as compared to the 64 Cardium horizontal wells reporting production up to the end of the second quarter in the greater Pembina Area. The Carrot Creek 4-16-52-13W5 well is currently producing at an average rate of 315 BOE/d after 45 days following load oil recovery, and follow up locations have been identified and licensed.

Average production results for Perpetual’s four evaluation wells are thus far consistent with the type curve as modeled by Perpetual. The Company is encouraged by the value potential associated with Cardium development on the Carrot Creek and Edson lands, particularly as potential cost savings are realized in the future with the implementation of multi-well pad drilling and monobore well designs, and with adjustments to stimulation programs going forward. Perpetual has a total of 61 gross sections (36 net) of Cardium rights under lease, and an additional 37 gross sections (31 net) under option in the greater Carrot Creek/Edson area.

Elmworth Montney

Through grass roots exploration efforts and successful Crown lands sale purchases in late 2008, Perpetual acquired material exposure to the Montney liquids-rich gas play developing at Elmworth in West Central Alberta. To manage operational and technical risk, in 2009 Perpetual entered into a joint venture arrangement with an industry partner whereby the partner would fund and operate three wells to evaluate the lands to earn a 50 percent working interest. Under the terms of the farmout agreement, three horizontal wells were to be drilled and completed on the lands by March 31, 2011 at no cost to Perpetual. As of November 5, 2010, one horizontal well (0.5 net) is drilled and undergoing completion operations and a second horizontal well (0.5 net) is drilling in the lateral section. A multi-stage fracture stimulation has been conducted recently on the first well and during clean up the well was flowing at 7.5 MMcf/d of raw gas and associated hydrocarbon liquids. Further testing will be done in the fourth quarter to determine the ultimate deliverability and nature of the gas to liquids ratio. A third well (0.4 net) is expected to be spud prior to year end. In total at Elmworth, the Company has 78 sections of Montney rights, with 120 gross (60 net) horizontal locations identified on the north and east land blocks which comprise 40 gross sections. Additional exploration activities beyond those currently planned will be required to evaluate the prospectivity of the remaining 38 sections of land on the Company’s western land block.

Acquisitions and Dispositions

Property acquisitions of $139.2 million for the first nine months of 2010 included $123.2 million for assets in the Edson area (“Edson Acquisition”) completed on April 1, 2010 and $16.6 million in respect of an acquisition of shallow natural gas production in the Ukalta area of Alberta (“Ukalta Acquisition”), which closed in January 2010.

Dispositions increased to $17.0 million and $54.3 million, respectively for the three and nine months ended September 30, 2010 as compared to $1.2 million and $10.7 million for the respective periods in 2009. The non-core properties disposed were located primarily in the Eastern District.

Production
	Three months ended September 30		Nine months ended September 30
Natural gas production by core area (MMcfe/d)	2010	2009	2010	2009
Eastern District
Northeast (1)	39.2	57.5	43.5	60.7
Athabasca	33.7	38.9	34.1	44.2
Birchwavy West	19.0	11.7	20.1	16.8
Birchwavy East	27.0	24.0	28.1	28.1
Eastern District total	118.9	132.1	125.8	149.8
West Central District	25.6	14.5	22.9	4.9
Severo Energy Corp. (2)	5.8	4.8	5.8	5.8
Other	0.7	1.0	0.7	1.1
Total	151.0	152.4	155.2	161.6
Deemed production from gas over bitumen financial solution (1)	24.6	17.5	25.1	18.1
Total actual plus deemed production	175.6	169.9	180.3	179.7

(1)	Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from Perpetual’s Legend property in the Northeast core area due to gas over bitumen concerns. The Corporation shut-in an additional 1.9 MMcf/d of gas production due to the shut-in of facilities in the area.
(2)	Perpetual has an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining 11 percent is owned by employees of Severo and Perpetual and several private investors. Since the Corporation has retained control of Severo, the results, assets and liabilities of this entity have been included in Perpetual’s financial statements. The non-Perpetual ownership interests of Severo are shown as non-controlling interest. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

PERPETUAL ENERGY INC. 2010 Q3 7

Production totaled 151.0 MMcfe/d for the three months ended September 30, 2010, comprised of 144.0 MMcf/d of natural gas and 1,165 bbl/d of oil and natural gas liquids (“NGL”), as compared to 152.4 MMcfe/d for the third quarter of 2009.

Production additions from the Edson and Ukalta Acquisitions and 2010 capital spending programs were offset by the shut-in of 10.5 MMcfe/d of natural gas production at Legend in the Northeast core area effective October 31, 2009 as a result of a gas over bitumen shut-in order from the ERCB, and 5.0 MMcfe/d in non-core property dispositions in the Northeast core area. Total actual plus deemed production increased three percent in the third quarter of 2010 relative to the same period in 2009 due to deemed production added through the Legend shut-in.

Total average production for the nine months ended September 30, 2010 decreased four percent to 155.2 MMcfe/d from 161.6 MMcfe/d in the 2009 period due to the Legend shut-in and non-core property dispositions, partially offset by the increase in production associated with the Profound, Ukalta and Edson Acquisitions and subsequent development of the West Central assets. Properties disposed of to date in 2010 produced approximately 7.2 MMcfe/d and were assigned 19.3 Bcfe of proved plus probable reserves at December 31, 2009.

MARKETING
Natural gas prices
	Three months ended September 30		Nine months ended September 30
Natural gas prices ($/Mcfe, except percent amounts)	2010	2009	2010	2009
Reference prices
AECO Monthly Index	3.72	3.02	4.31	4.11
AECO Daily Index	3.54	3.00	4.13	3.79
Alberta Gas Reference Price (1)	3.41	2.92	3.92	3.78
Average Perpetual prices
Before financial hedging and physical forward sales (2)	4.03	3.41	4.53	4.26
Percent of AECO Monthly Index (%)	108	113	105	104
Before financial hedging (3)	4.06	3.41	4.56	4.29
Percent of AECO Monthly Index (%)	109	113	106	104
After financial hedging and physical forward sales	6.18	7.51	7.09	7.69
Percent of AECO Monthly Index (%)	166	248	164	187

(1)	Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for September 2010 is an estimate.
(2)	Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial hedging and physical forward sales, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.
(3)	Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

After a natural gas price rebound in late 2009 driven by cold weather and increased heating demand, which led to an increase in the AECO Monthly Index from $2.70 per Mcf for September 2009 to $5.52 per Mcf for February 2010, gas prices have experienced weakness to date in 2010 as strong supply from shale gas plays in the United States and continued weak industrial gas demand due to the recession in North America have contributed to high gas storage levels. Perpetual’s natural gas price before financial hedging and physical forward sales increased 18 percent to $4.03 per Mcfe for the three months ended September 30, 2010 from $3.41 per Mcfe for the third quarter of 2009. Perpetual’s natural gas price before financial hedging and physical forward sales measured 108 percent of the AECO Monthly Index in the current quarter as compared to 113 percent of the AECO Monthly Index for the three months ended September 30, 2009.

The Corporation’s realized gas price was $6.18 per Mcfe for the third quarter of 2010, an 18 percent decrease from the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $56.3 million as compared to gains of $29.4 million for the current period. Perpetual may terminate in-the-money hedging instruments in advance of the stated maturity dates in order to lock in cash flow to enhance the Corporation’s balance sheet, fund capital spending activities and maintain dividend sustainability for Shareholders. Early termination gains of $27.5 million and $41.4 million are included in realized gains on financial instruments for the three months ended September 30, 2010 and 2009 respectively.

Risk management

Perpetual’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and dividends, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s credit facility and Hedging and Risk Management Policy. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its financial instruments.

PERPETUAL ENERGY INC. 2010 Q3 8

Perpetual’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s hedging strategy, though designed primarily to protect funds flow and dividends, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its hedging position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

The Corporation recorded an unrealized gain on financial instruments of $8.4 million for the three months ended September 30, 2010 of which $2.2 million related to Perpetual’s forward natural gas sales contracts, and $6.2 million is due to a reduction in the value of the gas storage obligation as a result of weakening forward natural gas prices.

Financial and forward sales contracts as of September 30, 2010 are disclosed in note 12 to the Corporation’s interim consolidated financial statements as at and for the three and nine months ended September 30, 2010. Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at November 5, 2010 are as follows:

		% of 2010
	Volumes at AECO	Forecast	Price	Futures Market
Type of Contract	(GJ/d)	Production (3)	Price ($/GJ) (1)	($/GJ) (2)	Term

Physical	10,000	5	7.75	3.59	December 2010 – March 2011

(1) Average price calculated using weighted average price for net open sell contracts.

(2) Futures market reflects AECO settled and forward market prices as at November 5, 2010.

(3) Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

Subsequent to the balance sheet date, Perpetual terminated its outstanding financial hedges in advance of their maturity dates for net proceeds of $36.6 million. A reconciliation of realized gains on financial instruments to date in 2010 is as follows:

Realized gains on financial instruments	($ millions)
Realized gains for the nine months ended September 30, 2010	105.6
Settlement of October and November 2010 natural gas financial hedging contracts	12.0
Early termination gains realized on December 2010 – March 2012 financial hedging contracts	36.6
Realized gains on financial instruments to date in 2010	154.2

As part of Perpetual’s risk management strategy, the Corporation has also sold forward financial call options to counterparties to purchase natural gas from Perpetual at strike prices in excess of current forward prices. Option premiums of $11.0 million have been received and included in funds flows in respect of these transactions, of which $3.4 million was recorded in 2008, $5.7 million was recorded in 2009 and $1.9 million was recorded in the first quarter of 2010. Call option contracts outstanding as of November 5, 2010 are as follows:

		% of 2010	Average Strike
	Volumes at AECO	Forecast	Price	Futures Market (2)
Type of Contract	(GJ/d)	Production (1)	($/GJ)	($/GJ)	Term
Sold Call	20,000	10	7.25	3.34	November – December 2010
Sold Call	32,500	17	8.00	3.45	November 2010 – March 2011
Sold Call	30,000	15	6.00	3.49	April – October 2011

(1)	Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.
(2)	Futures market reflects AECO forward market prices as at November 5, 2010.

The Corporation also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. A summary of basis contracts outstanding at November 5, 2010 is as follows:

Type of contract	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	15,000	(0.56)	April – October 2011

PERPETUAL ENERGY INC. 2010 Q3 9

FINANCIAL RESULTS
Revenue
	Three months ended September 30		Nine months ended September 30
Revenue ($ thousands)	2010	2009	2010	2009
Oil and natural gas revenue, before financial hedging (1)	56,429	47,875	193,012	189,256
Gas storage revenue	4,825	-	5,487	-
Realized gains (losses) on financial instruments (2)	29,372	56,335	105,593	145,884
Call option premiums received (3)	-	1,064	1,851	4,331
Total revenue	90,626	105,274	305,943	339,471

(1)	Includes revenues related to physical forward sales contracts which settled during the period.
(2)	Realized gains (losses) on financial instruments include settled financial forward contracts and options.
(3)	Call option premiums received are included in the calculation of the Corporation’s realized gas price and funds flows.

Oil and gas revenue, before financial hedging increased 18 percent to $56.4 million for the three months ended September 30, 2010 from $47.9 million for the comparative quarter in 2009 primarily due to a 20 percent increase in AECO gas prices from period to period. Total revenue decreased 14 percent to $90.6 million for the three months ended September 30, 2010 compared to $105.3 million for the third quarter of 2009 primarily due to a $26.9 million decrease in realized gains on financial instruments related to the Corporation’s gas price management program, partially offset by an increase in market natural gas prices and $4.8 million in gas storage revenue for the current quarter. Revenue for the nine months ended September 30, 2010 decreased ten percent to $305.9 million from $339.5 million for 2009, commensurate with the eight percent decline in realized natural gas prices from period to period.

Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts.

Funds flow
		Three months ended September 30				Nine months ended September 30
		2010		2009		2010		2009
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)		13.9		14.0		42.4		44.1
Revenue (1)	90.6	6.52	105.2	7.50	305.9	7.22	339.4	7.69
Royalties	(3.4)	(0.25)	(2.9)	(0.20)	(19.4)	(0.46)	(14.4)	(0.33)
Operating costs	(24.9)	(1.79)	(27.9)	(1.99)	(70.3)	(1.66)	(86.1)	(1.95)
Transportation	(2.9)	(0.21)	(2.3)	(0.16)	(9.1)	(0.22)	(8.9)	(0.20)
Operating netback (3)	59.4	4.27	72.1	5.15	207.1	4.88	230.0	5.21
Gas over bitumen royalty
adjustments	2.8	0.20	1.8	0.13	9.6	0.23	7.1	0.16
Lease rentals	(1.4)	(0.10)	(1.1)	(0.08)	(3.1)	(0.07)	(2.9)	(0.07)
General and administrative (2)	(8.0)	(0.58)	(6.2)	(0.45)	(25.1)	(0.59)	(22.0)	(0.49)
Interest (2)	(2.6)	(0.19)	(3.2)	(0.23)	(9.5)	(0.22)	(8.9)	(0.20)
Interest on convertible debentures (2)	(4.1)	(0.29)	(3.8)	(0.27)	(12.3)	(0.29)	(11.4)	(0.26)
Funds flow (2) (3)	46.1	3.31	59.6	4.25	166.7	3.94	191.9	4.35

(1)	Revenue includes realized gains and losses on financial instruments, call option premiums received and gas storage revenue.
(2)	Excludes non-cash items.
(3)	This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Royalties

Royalty expense increased to $3.4 million and $19.4 million for the three and nine months ended September 30, 2010 from $2.9 million and $14.4 million for the comparative periods in 2009, primarily due to higher oil and natural gas revenues before financial instruments in the current periods, and negative annual operating cost and gas cost allowance adjustments relating to 2009 received from the Alberta Crown totaling $2.8 million, which were recorded in the second quarter of 2010. Perpetual’s average royalty rate on natural gas revenues before financial instruments was 6.0 percent for both of the three month periods ended September 30, 2010 and 2009. The Corporation’s average royalty rate increased to 10.0 percent year-to-date in 2010 from 7.6 percent for the first nine months of 2009, as a result of the Crown adjustments received and the inclusion of West Central assets in the Corporation’s revenue base, which have higher royalty rates than Perpetual’s Eastern District assets due primarily to higher average well productivity and NGL content.

PERPETUAL ENERGY INC. 2010 Q3 10

Operating costs

Total operating costs decreased 11 percent to $24.9 million ($1.79 per Mcfe) for the three months ended September 30, 2010 from $27.9 million ($1.99 per Mcfe) for the same period in 2009, due to decreases in repair and maintenance expenses and property taxes. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency in the current low gas price environment.

Operating costs for the first nine months of 2010 totaled $70.3 million ($1.66 per Mcfe), an 18 percent reduction from 2009 levels (15 percent reduction on a unit-of-production basis). The decrease relates primarily to cost reductions in labour, equipment and repair and maintenance and higher processing income in 2010 as compared to 2009. Included in operating costs are expenses related to the operation of the Corporation’s gas storage facility, which totaled $0.9 million and $1.1 million, respectively, for the three and nine month periods ended September 30, 2010. Unit operating costs, excluding gas storage expenses, were $1.71 per Mcfe and $1.63 per Mcfe respectively for the third quarter and first nine months of 2010.

Transportation costs

Transportation costs increased to $2.9 million for three month period ended September 30, 2010 as compared to $2.3 million for the third quarter of 2009. On a year-to-date basis, transportation costs increased to $9.1 million in 2010 from $8.9 million in 2009. Prior year transportation costs were affected by a one-time credit from a joint venture partner related to previous years’ transportation expenses.

Operating netback

Perpetual’s operating netback decreased by $12.7 million to $59.4 million for the three months ended September 30, 2010 from $72.1 million for the three months ended September 30, 2009, due to a decrease in realized gains on hedging contracts, partially offset by reduced operating costs, higher market natural gas prices and gas storage revenues.

Operating netback reconciliation	($ millions)
Realized price decrease	(18.5)
Production decrease	(1.0)
Gas storage revenue	4.8
Royalty expense increase	(0.5)
Operating cost decrease	3.1
Transportation cost increase	(0.6)
Decrease in operating netback	(12.7)

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is: 0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ)) Effective October 31, 2009 the ERCB ordered the shut-in of approximately 8.6 MMcfe/d of natural gas production from the Corporation’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcf/d of production was shut-in due to the shut-in of facilities in the area. Perpetual is eligible to receive the gas over bitumen financial solution in respect of the majority of the production shut-in by the ERCB order.

The Corporation’s net deemed production volume for purposes of the royalty adjustment was 24.6 MMcf/d in the third quarter of 2010. Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application. In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 7.1 MMcf/d from 17.5 MMcf/d for the three months ended September 30, 2009 as a result of the Legend shut-in order, partially offset by the annual ten percent reduction in deemed production volumes.

The majority of royalty adjustments received have been recorded on Perpetual’s balance sheet rather than reported as income as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. For the three months ended September 30, 2010 a total of $3.8 million in royalty adjustments were reclassified from the gas over bitumen liability to revenues in respect of a disposition closed in the current quarter.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009 and the second and third quarters of 2010, the Corporation’s net Crown royalty expenses were too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $7.1 million in royalty adjustments receivable as at September 30, 2010, which are netted against the gas over bitumen liability on the Corporation’s balance sheet. These amounts are included in funds flows. The change in Perpetual’s gas over bitumen liability during 2009 and the first nine months of 2010 is as follows.

PERPETUAL ENERGY INC. 2010 Q3 11

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008				74,643
Royalty adjustments recorded for 2009				7,662
Less: royalty adjustments not yet received				(5,138)
Net liability, December 31, 2009				77,167
Royalty adjustments recorded for the nine months ended September 30, 2010				5,847
Less: royalty adjustments not yet received				(1,964)
Net liability, September 30, 2010				81,050

General and administrative expenses
	Three months ended September 30		Nine months ended September 30
General and administrative expenses	2010	2009	2010	2009
Cash general & administrative	8,022	6,246	25,094	22,029
Stock-based compensation (1)	1,019	3,238	3,416	6,345
Total general & administrative	9,041	9,484	28,510	28,374

(1) Non-cash item

General and administrative costs for the third quarter of 2010 decreased to $9.0 million from $9.5 million for the comparable period in 2009 as a result of lower stock-based compensation expenses, partially offset by additional costs related to the conversion from an income trust to a corporation and transaction fees paid in respect of acquisitions and dispositions. These fees were capitalized to the related acquisition or disposition in 2009 and previous years but are now expensed as incurred due to Perpetual’s change in accounting policy - see note 1 to the Corporation’s interim consolidated financial statements for further information. General and administrative expenses increased marginally to $28.5 million for the nine months ended September 30, 2010 from $28.4 million for the nine months ended September 30, 2009 due to the factors described above. The 2009 expenses were impacted by a $2.1 million charge related to the cancellation of 2.5 million share options.

Interest expense

Interest expense decreased marginally to $3.0 million for the three months ended September 30, 2010 from $3.2 million for the third quarter of 2009, as lower costs on Perpetual’s credit facility due to a 22 percent reduction in average bank debt balances in the current period were offset by $0.3 million of non-cash interest expense related to the accretion of the gas storage arrangement. Interest expense increased to $9.8 million for the first nine months of 2010 from $8.9 million for the first nine months of 2009, due to increases in margins on Perpetual’s credit facility which took effect on April 1, 2009.

Interest on convertible debentures for the three and nine months ended September 30, 2010 totaled $5.0 million and $14.5 million respectively, compared to $4.6 million and $13.8 million incurred for the three and nine months ended September 30, 2009. The increase relates to the issue of a new series of 7 percent convertible debentures in May 2010, as well as the amendment of a series of debentures in December 2009 to extend the maturity date, reduce the conversion price and increase the interest rate.

Funds flow

Funds flow netbacks decreased 22 percent to $3.31 per Mcfe in the third quarter of 2010 from $4.25 per Mcfe in the comparable period for 2009, driven primarily by lower realized gains on financial instruments for the current quarter. As a result of this decrease in revenue, funds flow decreased to $46.1 million ($0.32 per common share) from $59.6 million ($0.49 per common share) for the third quarter of 2009. Funds flow for the nine months ended September 30, 2010 totaled $166.7 million ($1.19 per common share) as compared to $191.9 million ($1.66 per common share) for the first nine months of 2009. The decrease was caused by lower revenues related to lower hedging gains and higher royalty expenses, partially offset by an 18 percent reduction in operating costs and an increase in gas over bitumen royalty adjustments in the current period.

Exploration expenses

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Corporation in accordance with the successful efforts method of accounting for oil and gas assets, whereas these items are typically capitalized by companies employing the full cost method of accounting. Exploration expenses decreased to $3.7 million and $11.4 million for the three and nine months ended September 30, 2010 from $4.6 million and $15.2 million for the comparable periods in 2009 due primarily to lower seismic expenditures and land amortization expenses.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense increased from $43.4 million and $139.9 million for the three and nine months ended September 30, 2009 to $57.0 million and $172.6 million for the three and nine-month periods in 2010 due to an increase in Perpetual’s depletion rates. In the fourth quarter of 2009, successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to 2009, reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Corporation’s 2009 year-end reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low gas price resulted in lower reserve volumes than the forecast price reserves disclosed in the Trust’s 2009 annual report, which increased the Corporation’s DD&A rate for 2010.

PERPETUAL ENERGY INC. 2010 Q3 12

Earnings (loss)

The Corporation reported a net loss of $1.7 million ($0.01 per basic and diluted common share) for the three months ended September 30, 2010 as compared to net loss of $44.7 million ($0.36 per basic and diluted common share) for the 2009 period. The lower net loss is due to an increase in unrealized gains on financial instruments and $6.2 million in gains on non-core property dispositions, partially offset by higher DD&A charges and lower funds flows for the current quarter. Year-to-date in 2010 Perpetual reported a loss of $8.7 million ($0.06 per basic and diluted common share) as compared to net earnings in 2009 of $24.9 million ($0.22 per basic and diluted common share), as a result of lower funds flows, increased DD&A expense and an unrealized loss on the change in mark-to-market value of financial instruments of $9.3 million, partially offset by $29.6 million in gains on property sales.

Asset retirement obligation

The Corporation’s asset retirement obligation is estimated internally based on Perpetual’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, and is discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Corporation’s external reserve report prepared as of December 31, 2009. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. Perpetual’s asset retirement obligation increased from $194.6 million at December 31, 2009 to $204.8 million at September 30, 2010 due to accretion expense and additional obligations relating to asset acquisitions, current year drilling activities and the construction of the WGSI Facility, partially offset by obligations removed due to property sales and $3.7 million in expenditures on asset retirement obligations to date in 2010.

Income taxes

As a result of the corporate conversion completed by Perpetual on June 30, 2010, the Corporation is subject to Canadian corporate federal and provincial income tax legislation, beginning on the conversion date. While distributions up to and including the June 2010 distribution paid July 15, 2010 were deductible in computing income for tax purposes of the Corporation, dividends declared by Perpetual after the conversion date are not deductible in determining taxable income of the Corporation. Perpetual has significant tax pools available to offset future taxable income.

Perpetual recorded future tax expense of $2.7 million for the three and nine months ended September 30, 2010 related to timing differences between book and tax values of the Corporation’s gas storage assets (three and nine months ended September 30, 2009 – $6.1 million and $1.2 million, respectively). The tax values of the Corporation’s non-gas storage assets currently exceed the related book values. Future income tax is a non-cash item and does not affect the Corporation’s funds flows or its cash available for dividends.

At September 30, 2010, the Corporation’s consolidated income tax pools are estimated to be $897 million, as outlined below. Actual tax pool amounts will vary as tax returns are finalized and filed.

Tax pools
Tax pool information ($ millions)	As at September 30, 2010
Canadian oil and gas property expense (COGPE)	358
Canadian development expense (CDE)	132
Canadian exploration expense (CEE)	64
Undepreciated capital cost (UCC)	236
Share issue costs	1
Non-capital losses	106
Total	897

PERPETUAL ENERGY INC. 2010 Q3 13

SUMMARY OF QUARTERLY RESULTS
				Three months ended
Quarterly results ($ thousands except where noted)	Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Oil and natural gas revenues (1)	61,254	64,108	73,139	56,987
Natural gas production (MMcfe/d)	151.0	165.2	149.2	145.9
Funds flow (2)	46,078	36,162	84,419	39,409
Per common share - basic	0.32	0.25	0.66	0.32
Net earnings (loss)	(1,710)	(44,211)	37,250	(11,287)
Per common share - basic	(0.01)	(0.31)	0.29	(0.09)
- diluted	(0.01)	(0.31)	0.29	(0.09)
Realized natural gas price ($/Mcfe) (3)	6.18	5.54	9.78	5.87
Average AECO Monthly Index price ($/Mcf)	3.72	3.86	5.36	4.23

				Three months ended
Quarterly results ($ thousands except where noted)	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008
Oil and natural gas revenues (1)	47,875	58,631	82,750	109,090
Natural gas production (MMcfe/d)	152.4	165.5	167.1	173.1
Funds flow (2)	59,599	91,186	41,154	61,513
Per common share - basic	0.49	0.81	0.36	0.55
Net earnings (loss)	(44,679)	(8,835)	78,460	(8,986)
Per common share - basic	(0.36)	(0.08)	0.69	(0.08)
- diluted	(0.36)	(0.08)	0.69	(0.08)
Realized natural gas price ($/Mcfe) (3)	7.51	9.10	6.46	7.61
Average AECO Monthly Index price ($/Mcf)	3.02	3.66	5.63	6.79

(1)	Excludes realized gains (losses) on financial instruments, but includes gas storage revenue.
(2)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(3)	Realized natural gas price includes realized gains and losses on financial hedging and physical forward sales contracts.

Oil and natural gas revenues are a function of production levels and natural gas prices before hedging. Revenues were highest in the fourth quarter of 2008 when AECO prices were highest, averaging $6.79 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. Perpetual uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with Perpetual’s realized gas price and changes in production levels. Funds flows were highest in the second quarter of 2009 and the first quarter of 2010 as a result of realized gas prices of $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the second quarter of 2010 due to a reduction in realized hedging gains relative to previous quarters, leading to a realized gas price of $5.54 per Mcfe.

Net earnings are a function of funds flows and non-cash charges, such as DD&A and unrealized gains (losses) on financial instruments. Due to the volatility of natural gas prices and the Corporation’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were highest in the first quarter of 2009 as a result of unrealized gains on financial instruments of $95.1 million. The net losses in the second quarter of 2010 and the third quarter of 2009 were due to unrealized losses $34.4 million and $45.8 million, respectively on the change in mark-to-market value of Perpetual’s financial instruments during those periods.

PERPETUAL ENERGY INC. 2010 Q3 14

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES
Capitalization and financial resources ($ thousands except per common share and percent amounts)	Sept 30, 2010	December 31, 2009
Long term bank debt	234,411	262,393
Working capital deficiency (surplus) (1)	22,497	8,450
Convertible debentures, measured at principal amount	234,897	230,168
Gas storage arrangement (2)	31,697	-
Net debt	523,502	501,011
Common shares outstanding (thousands)	146,239	126,224
Market price at end of period ($ per common share)	4.75	5.22
Market value of common shares	694,635	658,889
Total capitalization (1)	1,218,137	1,159,900
Net debt as a percentage of total capitalization (%)	43.0	43.2
Annualized funds flow (1)	184,312	157,636
Net debt to annualized funds flow ratio (times) (1)	2.8	3.2

(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A. Annualized funds flow for the prior year column is for the fourth quarter of 2009.
(2)	As Perpetual has an obligation to repay the gas storage arrangement through the delivery of 8 bcf of natural gas in the first quarter of 2014, it is included in the Corporation’s net debt.

Bank debt

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. The borrowing base on the Credit Facility is currently $340 million, with the next borrowing base review scheduled for November 30, 2010. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 4.2 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $28.0 million from December 31, 2009 due to proceeds received from the Corporation’s gas storage financing and non-core property dispositions, partially offset by expenditures related to the construction of the storage facility and the Edson Acquisition. In addition to amounts outstanding under the credit facility Perpetual has outstanding letters of credit in the amount of $6.2 million.

Gas storage arrangement

As part of the Corporation’s semi-annual borrowing base redetermination in May 2010, Perpetual’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the syndicated banking facility. In order to provide non-bank funding for the majority of the WGSI Facility, Perpetual has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, that provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions which the Corporation expects will be satisfied in the fourth quarter of 2010, and will be added to the gas storage arrangement liability when received. In exchange for the funds received, the Corporation has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. Perpetual has since extended the delivery term to the first quarter of 2014. The gas storage liability on the balance sheet and the additional amount in escrow represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method. In the current quarter the Corporation recorded a financial instrument asset of $6.2 million related to the change in the forward price curves for natural gas and a corresponding unrealized gain on financial instruments on the statement of earnings.

Convertible debentures

As at September 30, 2010, the Corporation had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures), 7.25 percent convertible debentures issued in April 2006 and amended in 2009 (7.25% Debentures) and 7.0 percent convertible debentures issued in May 2010. The Corporation’s 6.25 percent convertible debentures were repaid in cash on June 30, 2010. All series of debentures are repayable on the maturity date in cash or in common shares, at the option of Perpetual. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per common share)	14.20	7.50	7.00
Fair market value ($ millions)	76.1	104.4	62.3

Fair values of debentures are calculated by multiplying the number of debentures outstanding at September 30, 2010 by the quoted market price per debenture at that date. None of the debentures were converted into common shares during the three months ended September 30, 2010.

PERPETUAL ENERGY INC. 2010 Q3 15

On May 26, 2010, the Corporation issued $60.0 million of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010 (7.0% Debentures). The 7.0% Debentures will mature on December 31, 2015 and are subordinated to Perpetual’s credit facility and all other outstanding convertible debentures. The Corporation incurred $2.8 million in fees in connection with the issuance, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the life of the debentures.

Net debt to annualized funds flow decreased to 2.8 times for the three months ended September 30, 2010 compared to 3.2 times for the quarter ended December 31, 2009, due to an increase in funds flows for the period and an increase in net debt. A reconciliation of the increase in net debt from December 31, 2009 to September 30, 2010 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2009	501.0
Capital expenditures (exploration & development and other)	124.0
Acquisitions, net of dispositions	84.9
Funds flow (1)	(166.7)
Dividends	62.4
Expenditures on asset retirement obligations	3.7
DRIP proceeds	(35.8)
Severo common share issue (2)	(0.5)
Issue of common shares, net of issue costs	(54.6)
Issue and amendment costs on convertible debentures	2.8
Unrealized loss on marketable securities	0.3
Gas over bitumen royalty adjustments not yet received	2.0
Net debt, September 30, 2010	523.5

(1)	These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.
(2)	Severo raised a total of $0.5 million through a private share offering to existing shareholders in 2010. As Perpetual owns a controlling interest in Severo, its financial results are consolidated with those of the Corporation. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

Dividends

Dividends are determined monthly by the Board of Directors of the Corporation taking into account Perpetual’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Corporation’s current hedging position, targeted debt levels and debt repayment obligations. Amongst other things, the following items are considered in arriving at cash dividends to Shareholders:

  Exploration and development expenditures;
  Projected production additions;
  Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;
  Base production forecasts;
  Current financial and physical forward natural gas sales contracts;
  Forward market for natural gas prices;
  Site reclamation and abandonment expenditures; and
  Working capital requirements.

Dividends for the third quarter of 2010 totaled $21.8 million or $0.15 per common share consisting of $0.05 per common share paid on August 16, September 15 and October 15, 2010. The Corporation’s payout ratio, which is the ratio of dividends to funds flow, was 47 percent in the current quarter as compared to 31 percent for the third quarter of 2009. Perpetual’s dividends are less than funds flow as the Corporation retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Corporation’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2010. From the inception of the Corporation through to the September 2010 dividend paid on October 15, 2010, Perpetual has paid over $1.08 billion in dividends to Shareholders, or $14.214 per common share.

In response to extremely low gas prices and an increase in the Corporation’s 2010 capital expenditure budget, monthly dividends were reduced to $0.03 per common share per month effective with the November distribution payable on December 15, 2010.

Perpetual has a Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP Plan”) which allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional common shares on the applicable Dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase common shares with dividend proceeds at a price per common share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional common shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

PERPETUAL ENERGY INC. 2010 Q3 16

In 2010, a total of 7.6 million common shares were issued in respect of the Premium DRIP Plan for net proceeds of $35.8 million to the Corporation. Beginning with the November 2010 distribution the availability of common shares under the Premium DRIP Plan was suspended until further notice.

Perpetual anticipates that dividends and capital expenditures for the remainder of 2010 will be funded by funds flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and dividends. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing. Where dividends exceed net earnings, a portion of the cash dividends declared may represent an economic return of capital to the Corporation’s Shareholders.

Outlook and sensitivities

The Board of Directors of Perpetual has approved an expansion of the Corporation’s 2010 exploration and development capital expenditure budget from $81 million to $112 million. Fourth quarter exploration and development expenditures are expected to total approximately $35 million. The expansion of the 2010 program is driven by Perpetual’s recent success in the Wilrich play at Edson. Plans for the fourth quarter include the drilling of three gross (3.0 net) additional horizontal wells targeting the liquids-rich Wilrich formation as well as expansion of the compression facility from 10 MMcf/d to 30 MMcf/d to accommodate future production increases from this area. Additional capital will also be spent to complete the Cardium evaluation program in the Carrot Creek/Edson area.

The Board of Directors approved the full development of the Warwick gas storage project in June 2010. Spending in the fourth quarter of 2010 is expected to be $7 million to complete the facility for winter withdrawals and to drill one additional well to enhance the reservoir’s deliverability capability. Combined with the increased exploration and development spending, Perpetual expects to spend a total of $42 million in the fourth quarter of 2010.

The following sensitivity table reflects, for the fourth quarter of 2010, Perpetual’s projected realized gas price, monthly funds flow and payout ratio, adjusted for the current monthly dividend of $0.03 per common share for the last two months of 2010, as well as projected ending net debt at certain AECO natural gas price levels. These sensitivities incorporate revenue from the Corporation’s recently settled financial hedges, current outstanding financial hedges and physical forward sales contracts, 2010 capital expenditures excluding gas storage of $112 million and related production additions, receipt of the $10 million in additional gas storage funding that is currently held in escrow, full year operating costs of $97 million, cash general and administrative expenses of $34 million and an interest rate on bank debt of four percent.

		Average AECO Monthly Index gas price
		October to December 2010 ($/GJ)
Fourth quarter 2010 funds flow outlook	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	142	142	142
Realized gas price ($/Mcfe) (1)	7.24	7.50	7.75
Funds flow from Warwick gas storage	3	3	3
Total funds flow ($millions) (2)(4)	58	66	73
Per Share ($/Share/month)	0.133	0.151	0.167
Payout ratio (%) (2)	27%	24%	22%
Ending net bank debt ($millions) (2)	245	237	230
Convertible debentures outstanding ($millions)	235	235	235
Gas storage funding arrangement liability ($millions) (4)	42	42	42
Ending net debt ($millions) (2)(3)(4)	522	514	507
Ending net bank debt to funds flow ratio (times) (3)	1.1	0.9	0.7
Ending total net debt to funds flow ratio (times) (3) (5)	2.3	1.9	1.7

(1)	Perpetual’s weighted average forward price on an average of 10,000 GJ/d for December 2010 is $7.75 per GJ. The current settled and forward average AECO price for October to December 2010 is $3.52 per GJ.
(2)	These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.
(3)	Assumes fourth quarter capital spending of $35 million for exploration and development and $7 million for Warwick gas storage.
(4)	The Gas Storage Funding Arrangement reflects a future delivery obligation of 8 Bcf of natural gas to the counterparty in the first quarter of 2014.
(5)	Calculated as ending net debt (including convertible debentures and the gas storage funding arrangement) divided by annualized funds flow. The Corporation’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015

In addition, the Board of directors of Perpetual has approved a $48 million capital budget for the first quarter of 2011. First quarter expenditures in 2011 will be directed principally toward the advancement of Perpetual’s large-scope resource-style opportunities including:

  The drilling of three gross (3.0 net) wells targeting the liquids-rich Wilrich sand in the Edson area of west central Alberta;
  The drilling of three gross (1.8 net) horizontal wells targeting oil in the Cardium formation in the greater Pembina area;
  Tie-in operations for the Elmworth Montney play to establish production from the three Montney evaluation wells; and
  The drilling of 10 gross (10 net) oil sands evaluation wells in northeast Alberta as part of the process of quantifying and evaluating Perpetual’s significant heavy oil/bitumen landholdings at Liege, Hoole and Panny.

In addition four gross (4.0 net) strategic wells will be drilled and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base.

PERPETUAL ENERGY INC. 2010 Q3 17

As a result of the increased capital spending program in the fourth quarter of 2010 Perpetual expects to exit the fourth quarter of 2010 at a production capability of 156 MMcfe/d. First quarter 2011 production is expected to average 143 MMcfe/d, including an estimate of up to six percent downtime related to cold weather which generally occurs in the winter months in Perpetual’s northern shallow gas properties. Giving effect to the planned first quarter capital program, Perpetual expects to exit the first quarter of 2011 with production capability of 162 MMcfe/d.

During the first quarter of 2011 Perpetual will make a determination as to the extent and scope of its capital activities for the final three quarters of 2011 based on the results of its fall 2010 and winter 2010-2011 programs and commodity prices at that time.

OTHER NON-GAAP MEASURES

Payout ratio

Payout ratio refers to dividends measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of dividends. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per common share or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage. Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and restricted cash. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Corporation as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Corporation’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required disclosure. Perpetual’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of September 30, 2010 that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to Perpetual, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended September 30, 2010, there have been no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Corporation has early adopted new accounting standards for business combinations effective January 1, 2010, as follows: a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs are charged to earnings as opposed to being included in the cost of the acquisition.

PERPETUAL ENERGY INC. 2010 Q3 18

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

Adoption resulted in the Corporation presenting earnings before non-controlling interest in the statements of earnings with separate presentation of earnings attributable to non-controlling interests, and including non-controlling interest in the Shareholders’ equity section of the Corporation’s consolidated balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. Perpetual’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

The Corporation has identified key internal personnel with expertise to manage its transition to IFRS. During 2009 and 2010, Perpetual staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on training sessions put on by various accounting service firms. Perpetual personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. As a result of proposed changes to certain IFRS standards, together with the current stage of the Corporation’s IFRS project, Perpetual cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results. The Corporation has identified potential differences between IFRS and Canadian GAAP, as described below.

Property, plant and equipment

Perpetual currently groups similar assets for DD&A purposes under successful efforts accounting. Under IFRS, individual components of an item of property, plant and equipment may be separated and depreciated separately over their respective useful lives. Perpetual, as a successful efforts reporter under Canadian GAAP, anticipates that IFRS transition adjustments on its oil and gas assets will not be as extensive had it been a full cost oil and gas reporter.

Asset and goodwill impairment

Under Canadian GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and only the second fair value test is used both to gauge the likelihood of and record the amount of the impairment. Generally, more impairment losses will result from applying IFRS standards as compared to Canadian GAAP. Impairment losses can also be reversed under IFRS, which is not permitted under Canadian GAAP.

Goodwill impairment is assessed under Canadian GAAP by comparing the carrying value of each reporting unit, including goodwill, to the fair value of the reporting unit. Under IFRS, goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the combination, and an impairment loss is recognized when the recoverable amount is less than the carrying amount, including goodwill. Impairment losses related to goodwill cannot be reversed under IFRS.

Trust Units

For the periods in 2010 where Perpetual was an income trust, its Trust Units will not qualify as equity instruments under IFRS guidelines, and will be classified as liabilities on the Trust’s opening IFRS balance sheet dated January 1, 2010. This conclusion also affects the accounting for unit incentive-based compensation and convertible debentures. Subsequent to Perpetual’s conversion to a corporation, common shares outstanding will again be classified as equity in the Corporation’s financial statements.

Further differences may be identified as Perpetual continues its review of IFRS standards in 2010.

Prior to the implementation date, the Corporation intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, Perpetual will decide on accounting policies permissible under IFRS, which fit the Corporation’s operations and business strategy. Perpetual intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011. Perpetual actively monitors the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Corporation capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred. The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

PERPETUAL ENERGY INC. 2010 Q3 19

Reserve estimates

Estimates of the Corporation’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Perpetual’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Corporation’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Corporation records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Perpetual’s assessment of its petroleum and natural gas properties for impairment.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Corporation.

Impairment of petroleum and natural gas properties

The Corporation reviews its proved properties for impairment on an operational field basis. For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Corporation on the balance sheet date. Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Corporation’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments. The asset retirement obligation does not include any adjustment for the net salvage value of tangible equipment and facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Perpetual’s operations are affected by a number of underlying risks both internal and external to the Corporation. These risks are similar to those affecting others in the conventional oil and gas producers sector. The Corporation’s financial position, results of operations and cash available for dividend to Shareholders are directly impacted by these factors.

Strategy Post-conversion

After the completion of the corporate conversion, Perpetual’s dividends are no longer deductible in computing income for tax purposes. There is a risk that this event may affect the Corporation’s dividend policy, business strategy and cost of capital.

Gas over bitumen

Recent decisions by the ERCB have brought into question Perpetual’s ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta. The ERCB and its predecessor the AEUB have ordered shutins of some of the Corporation’s production and reserves in this area.

On April 15, 2010 Perpetual received a copy of an application sent to the ERCB by an oil sands operator requesting the shut-in of 188 producing natural gas wells in the North and South Liege areas, within the Athabasca Oil Sands Area. The wells identified include approximately 92 wells operated by Perpetual, with current natural gas production of 5.5 MMcf/d net to the Corporation. An ERCB decision on the interim shut-in request is anticipated by the first quarter of 2011.

Depletion of reserves

The Corporation has certain unique attributes which differentiate it from some other oil and gas industry participants. Dividends, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Perpetual does not expect to reinvest cash flow in the same manner as some other industry participants as one of the main objectives of the Corporation is to maximize long-term dividends. Accordingly, absent capital injections, Perpetual’s initial production levels and reserves will decline.

Perpetual’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on Perpetual’s success in exploiting its reserve base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Corporation’s reserves and production will decline over time as reserves are exploited.

PERPETUAL ENERGY INC. 2010 Q3 20

To the extent that external sources of capital including the issuance of additional common shares become limited or unavailable Perpetual’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Perpetual is required to use funds flow to finance capital expenditures or property acquisitions, the level of dividends will be reduced.

Perpetual reinvests capital to minimize the effects of natural production decline on its asset base. The Corporation currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that Perpetual will be successful in developing or acquiring additional reserves on terms that meet the Corporation’s investment objectives.

Other risks and uncertainties affecting Perpetual’s operations are substantially unchanged from those presented in the Trust’s MD&A for the year ended December 31, 2009.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws. This information and these statements relate to future events or to our future performance. All statements other than statements of historical fact may be forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporations’s asset base; expected costs relating to the Corporation’s gas storage project; the timing of receipt of escrowed funds; the Corporation’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund dividends and exploration and development; our corporate strategy; expectations regarding Perpetual’s access to capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Corporation’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding the Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents including, without limitation, those risks and contingencies described above and under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009. The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from Perpetual’s website at perpetualenergyinc.com.

PERPETUAL ENERGY INC. 2010 Q3 21

CONSOLIDATED BALANCE SHEETS

As at	September 30, 2010	December 31, 2009
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 37,838	$ 34,079
Prepaids and deposits	5,370	12,910
Marketable securities (note 3)	6,999	163
Financial instruments (note 12)	43,540	46,152
	93,747	93,304

Property, plant and equipment (note 4)	993,050	921,705
Goodwill	29,129	29,129
Financial instruments (note 12)	14,498	21,167
	$ 1,130,424	$ 1,065,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 60,464	$ 41,722
Dividends payable	7,312	6,311
Bank debt (note 6)	4,928	7,569
Convertible debentures (note 7)	-	55,271
	72,704	110,873

Long term bank debt (note 6)	234,411	262,393
Gas over bitumen royalty adjustments (note 14)	81,050	77,167
Asset retirement obligations (note 11)	204,752	194,588
Convertible debentures (note 7)	218,908	164,926
Gas storage arrangement (note 8)	31,697	-
Future income taxes	2,683	-

Shareholders’ equity
Non-controlling interest (note 5)	1,479	1,479
Shareholders’ capital (note 9)	1,248,422	1,156,245
Equity component of convertible debentures (note 7)	15,836	10,844
Contributed surplus (note 10)	21,638	19,470
Deficit	(1,003,156)	(932,680)
	284,219	255,358
	$ 1,130,424	$ 1,065,305

See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 12, 13 and 14

PERPETUAL ENERGY INC. 2010 Q3 22

INTERIM CONSOLIDATED STATEMENTS Of EARNINGS (LOSS) AND DEFICIT

		Three Months		Nine Months
		Ended September 30		Ended September 30
($ thousands except per unit amounts, unaudited)	2010	2009	2010	2009
Revenue
Oil and natural gas	$ 61,254	$ 47,875	$ 198,499	$ 189,256
Royalties	(3,404)	(2,869)	(19,404)	(14,386)
Realized gain on financial instruments (note 12)	29,372	56,335	105,593	145,884
Unrealized gain (loss) on financial instruments (note 12)	2,221	(45,761)	(15,493)	(25)
Call option premiums received (note 12)	-	1,064	1,851	4,331
Gas over bitumen revenue (note 14)	3,033	263	3,758	1,109
	92,476	56,907	274,804	326,169

Expenses
Operating	24,851	27,937	70,335	86,122
Transportation costs	2,929	2,304	9,128	8,913
Exploration expenses	3,693	4,559	11,425	15,243
General and administrative (note 10)	9,041	9,484	28,510	28,374
Interest	2,981	3,215	9,844	8,912
Interest on convertible debentures (note 7)	4,975	4,623	14,547	13,804
Unrealized gain on gas storage arrangement (note 8)	(6,212)	-	(6,212)	-
Unrealized (gain) loss on marketable securities (note 3)	(1,571)	(34)	265	(48)
Gain on sale of property, plant and equipment (note 4)	(6,219)	-	(29,647)	(197)
Depletion, depreciation and accretion	57,035	43,380	172,597	138,871
	91,503	95,468	280,792	300,004
Earnings (loss) before income taxes	973	(38,561)	(5,988)	26,165
Future income tax expense	2,683	6,118	2,683	1,220
Current taxes	-	-	-	-
	2,683	6,118	2,683	1,220
Net earnings (loss)	(1,710)	(44,679)	(8,671)	24,945
Net earnings (loss) attributable to (notes 1(b) and 5):
Shareholders of the Corporation	(1,492)	(44,151)	(8,121)	25,680
Non-controlling interests	(218)	(528)	(550)	(735)
Net earnings (loss)	(1,710)	(44,679)	(8,671)	24,945
Deficit, beginning of period	(979,858)	(839,902)	(932,680)	(871,029)
Net earnings (loss) attributable to Shareholders	(1,492)	(44,151)	(8,121)	25,680
Dividends declared	(21,806)	(18,324)	(62,355)	(57,028)
Deficit, end of period	(1,003,156)	(902,377)	(1,003,156)	(902,377)
Accumulated other comprehensive income	-	-	-	-
Deficit and accumulated other comprehensive income,
end of period	$ (1,003,156)	$ (902,377)	$ (1,003,156)	$ (902,377)
Earnings (loss) per Share (note 9(c))
Basic & Diluted	$ (0.01)	$ (0.36)	$ (0.06)	$ 0.22
Dividends per Share	$ 0.15	$ 0.15	$ 0 .45	$ 0.49

See accompanying notes

PERPETUAL ENERGY INC. 2010 Q3 23

INTERIM CONSOLIDATED STATEMENTS Of CASH FLOWS

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (1,710)	$ (44,679)	$ (8,671)	$ 24,945
Items not involving cash
Depletion, depreciation and accretion	57,035	43,380	172,597	138,871
Share-based compensation	1,019	3,238	3,416	6,345
Unrealized loss (gain) on financial instruments	(2,221)	45,761	15,493	25
Unrealized gain on gas storage arrangement	(6,212)	-	(6,212)	-
Gain on sale of property, plant and equipment	(6,219)	-	(29,647)	(197)
Unrealized loss (gain) on marketable securities	(1,571)	(34)	265	(48)
Future income tax expense	2,683	6,118	2,683	1,220
Non-cash exploration expense	1,908	813	5,723	6,601
Non-cash interest expense	1,224	2,209	2,615	2,452
Gas over bitumen royalty adjustments	(239)	1,575	5,847	5,968
Gas over bitumen royalty adjustments not yet received	(1,548)	-	(1,964)	-
Expenditures on asset retirement obligations	(667)	(483)	(3,679)	(2,913)
Change in non-cash working capital	(94)	(3,319)	1,450	8,637
Cash flow provided by operating activities	43,388	54,579	159,916	191,906

Financing activities
Issue of common shares	75	628	58,021	1,178
Dividends to Shareholders	(9,771)	(15,323)	(26,536)	(54,027)
Change in bank debt	(10,603)	(26,609)	(30,623)	(40,473)
Repayment of convertible debentures	-	(5,866)	(55,271)	(5,866)
Gas storage arrangement receipt net of issue fees	(212)	-	31,357	-
Convertible debenture issue	-	-	60,000	-
Convertible debenture issue fees	(166)	-	(2,830)	-
Severo share issue	-	-	550	-
Share issue costs	(182)	-	(3,381)	-
Change in non-cash working capital	(588)	3,580	3,753	(2,716)
	(21,447)	(43,590)	35,040	(101,904)

	21,941	10,989	194,956	90,002
Investing activities
Acquisition of properties and corporate assets	(1,173)	(457)	(139,616)	(14,599)
Acquisition of Profound	-	(5,750)	-	(27,013)
Exploration and development expenditures	(50,286)	(9,448)	(120,913)	(52,308)
Proceeds on sale of property and equipment	16,951	1,240	47,252	10,693
Change in non-cash working capital	12,567	3,426	18,321	(6,775)
	$ (21,941)	$ (10,989)	$ (194,956)	$ (90,002)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Interest paid	$ 7,132	$ 3,492	$ 17,758	$ 14,550
Taxes paid	-	-	-	-
See accompanying notes

PERPETUAL ENERGY INC. 2010 Q3 24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(dollar amounts in $ thousands Cdn except as noted)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2009, except as described in note 1 b) and c) below. Certain disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Corporation appearing on pages 29 through 42 of Paramount Energy Trust’s 2009 annual report and should be read in conjunction with these interim financial statements.

a) Corporate conversion

On June 30, 2010, Paramount Energy Trust (the “Trust”) completed its previously announced conversion (the “Conversion”) from an income trust to a corporation through a distribution of trust units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator. Immediately subsequent to the Conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. References to Perpetual in these financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual. Additionally, references to shares, shareholders and dividends are comparable to units, unitholders and distributions previously under the Trust.

The conversion was accounted for as a continuity of interests. Transaction costs related to the conversion were expensed as incurred.

b) Change in accounting policy

CICA Handbook Section 1582 ‘‘Business Combinations’’ replaced the previous guideline and requires additional use of fair value measurements, recognition of additional assets and liabilities, expensing of transaction costs and increased disclosure for business combinations. Entities adopting Section 1582 are also required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. Perpetual has early adopted Sections 1582, 1601 and 1602 as at January 1, 2010. The changes resulting from adopting Section 1582 have been applied prospectively and the changes from adopting Sections 1601 and 1602 have been applied retrospectively. See notes 2 and 5 for application of this change in accounting policy.

c) Gas storage

The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. Perpetual does not hold title to third party storage gas and does not store proprietary gas. Gas storage assets are amortized using a 5% declining balance method.

2. EDSON ACQUISITION

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of west central Alberta. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit facilities. Under the bought deal financing, Perpetual issued 12.1 million Subscription Receipts at a price of $4.75 per Subscription Receipt for gross proceeds of $57.5 million. The remainder of the $123.2 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of asset retirement obligations in the transaction. The purchase price was allocated to property, plant and equipment, with no consideration assigned to goodwill, intangible assets or future tax assets or liabilities and no working capital involved in the acquisition. The acquisition was accounted for using the new purchase method of accounting in accordance with the transitional provisions of Section 1582, and transaction costs were expensed. The Corporation has not yet finalized its determination of the fair value of the assets acquired and the liabilities assumed, and therefore the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

For the three and nine months ended September 30, 2010, the Corporation recorded total revenues of $9.1 million and a net loss of $1.8 million in respect of the acquired assets. Had the acquisition occurred on January 1, 2010, Perpetual estimates that total revenues from the acquired assets would have been $15.4 million and the net loss would have been approximately $1.0 million.

3. MARKETABLE SECURITIES

At September 30, 2010, marketable securities comprised of a $0.1 million investment in Ember Resources Inc. (“Ember”) and $6.9 million in TriOil Resources (“TriOil”), both publicly traded oil and gas companies. The Trust previously had an investment in Cordero Energy Inc. (“Cordero”). On July 4, 2008, Cordero entered into an agreement to sell all of its outstanding common shares to Ember in exchange for a combination of cash and common shares of the acquirer. The transaction between Cordero and Ember closed on September 5, 2008, at which time the Trust recorded proceeds on disposition of marketable securities of $0.8 million related to the cash component of the transaction. Shares of TriOil were obtained in a disposition of assets in April, 2010. At the time of the disposition, the shares had a market value of $7.1 million. For the three and nine month periods ended September 30, 2010, a loss of $0.3 million and gain $1.6 million, respectively, were recorded in the statement of earnings (loss) to reflect the changes in market value.

PERPETUAL ENERGY INC. 2010 Q3 25

4. PROPERTY, PLANT AND EQUIPMENT
	September 30, 2010	December 31, 2009
Petroleum and natural gas properties	$ 2,418,370	$ 2,197,322
Asset retirement costs	171,671	160,143
Corporate assets	5,229	4,854
	2,595,270	2,362,319
Accumulated depletion and depreciation	(1,602,220)	(1,440,614)
	$ 993,050	$ 921,705

Property, plant and equipment at September 30, 2010 included $138.0 million (December 31, 2009 - $120.5 million) currently not subject to depletion and $71.9 million (December 31, 2009 - $73.4 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

In January 2010 the Corporation closed a purchase of natural gas assets for an aggregate purchase price of $16.6 million, including a $1.8 million deposit paid in 2009. The acquisition was financed through existing credit facilities. The Corporation has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price and the allocation of such to the acquired assets and liabilities are subject to change.

In 2010 the Corporation has disposed of several non-core producing oil and natural gas assets for cash proceeds of $47.3 million, and $7.1 million in common shares of a publicly traded oil and gas company. The common shares received are classified as held for trading by Perpetual and included in marketable securities on the Corporation’s balance sheet (refer to note 3). Gains on sale totaling $29.6 million were recorded in respect of the dispositions.

5. NON-CONTROLLING INTEREST

Up to September 30, 2010, Perpetual has an 89 percent ownership interest (2009 – 93 percent) in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining eleven percent is owned by employees of Severo and Perpetual and other private investors.

Perpetual has nominated two representatives of the four person Board of Directors of Severo. Since the Corporation has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-Perpetual ownership interests of Severo are shown as non-controlling interest.

A reconciliation of non-controlling interest is provided below:
Balance at December 31, 2009	$ 1,479
Severo share issue	550
Non-controlling interest share of net loss for the nine months ended September 30, 2010	(550)
Balance at September 30, 2010	$ 1,479

Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

6. BANK DEBT

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. Based on the most recent semi-annual review by the Corporation’s lenders, the borrowing base was established at $340 million, consisting of a demand loan of $325 million and a working capital facility of $15 million. The borrowing base under the facility will be re-determined by the syndicate on November 30th, 2010. In addition to amounts outstanding under the Credit Facility, Perpetual has outstanding letters of credit in the amount of $6.2 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at September 30, 2010 was 4.2 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank, in the amount of $6 million. The facility has been renewed to April 30, 2011. At September 30, 2010 Severo had $4.9 million drawn on the facility. Severo’s outstanding balance on the facility was paid off following the purchase of the remaining shares of Severo not previously owned by Perpetual on October 5, 2010.

7. CONVERTIBLE DEBENTURES

The Corporation’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

PERPETUAL ENERGY INC. 2010 Q3 26

During 2009, Perpetual amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $23.80 per common share.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

  The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.
  The conversion price was reduced to $7.50 per common share.
  The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of Perpetual including the Credit Facility. The Corporation incurred $1.2 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both the issue costs and the equity component reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Corporation’s 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of Perpetual including the Credit Facility and all other series of convertible debentures. The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation’s 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 (“6.25% Convertible Debentures”) matured and were paid out in cash on June 30, 2010. In conjunction with the repayment, $0.5 million in equity related to these debentures was removed from the equity portion of convertible debentures and credited to contributed surplus.

At the option of Perpetual, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by Perpetual will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity. The debt component is measured at amortized cost, after initial recognition at fair value.

	8% Series	6.25% Series	7.25% Series	6.5% Series	7% Series	Total
Short term balance, December 31, 2008	$ 5,848		-	-	-	$ 5,848
Long term balance, December 31, 2008	-	$ 54,713	$ 95,977	$ 70,828	-	$ 221,518
Accretion of non-cash equity component	-	117	745	501	-	1,363
Amortization of debenture issue fees	18	441	822	598	-	1,879
Issue fees for amended debentures	-	-	(1,036)	-	-	(1,036)
Equity component of amended debentures	-	-	(3,509)	-	-	(3,509)
Repayment of principal on maturity	(5,866)	-	-	-	-	(5,866)
Short term balance, December 31, 2009	-	55,271	-	-	-	$ 55,271
Long term balance, December 31, 2009	-	-	92,999	71,927	-	$ 164,926
Issue of debentures	-	-	-	-	60,000	60,000
Equity component of issued debentures	-	-	-	-	(5,460)	(5,460)
Accretion of non-cash equity component	-	-	665	414	316	1,395
Amortization of debenture issue fees	-	-	321	414	142	877
Issue fees for debentures	-	-	(203)	-	(2,627)	(2,830)
Repayment of principal on maturity	-	(55,271)	-	-	-	(55,271)
Long term balance, September 30, 2010	-	-	93,782	72,755	52,371	218,908
Market value, September 30, 2010	$ -	$ -	$ 104,470	$ 76,086	$ 62,328	$ 242,884
Principal amount of debentures
outstanding, September 30, 2010	-	-	99,972	74,925	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:
Balance, as at December 31, 2009						$ 10,844
Reduction in equity component for repayment of 6.25% Convertible Debentures						(468)
Equity component of issued 7% series debentures						5,460
Balance, as at September 30, 2010						$ 15,836

PERPETUAL ENERGY INC. 2010 Q3 27

8. GAS STORAGE ARRANGEMENT

To provide funding for the development of Perpetual’s natural gas storage facility, the Corporation has entered into a forward sales arrangement with a counterparty, whereby Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions, and will be added to the gas storage arrangement liability when received by the Corporation upon completion of construction of the Warwick Gas Storage Facility. Perpetual anticipates receiving this in the fourth quarter of 2010. In exchange for the funds received, Perpetual had agreed to deliver 8.0 Bcf of natural gas to the counterparty during the first quarter of 2013. Subsequent to the balance sheet date, the delivery obligation was extended to the first quarter of 2014. The gas storage liability on the balance sheet represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted, until its maturity in 2014, using the effective interest rate method. Upon completion of the facility construction and the receipt of the funds held in escrow, the net present value of the $10 million will be added to the gas storage liability and accreted until its maturity in 2014. As at September 30, 2010, $0.3 million has been accreted and recognized in interest expense. In the current period the Corporation recorded a financial instrument asset of $6.2 million related to the change in the forward price curves for natural gas, used in the determination of the liability to be repaid, and a corresponding unrealized gain on financial instruments on the statement of earnings. Perpetual has spent $0.2 million to September 30, 2010 on issue fees pertaining to the gas storage arrangement.

9.	SHAREHOLDERS’ CAPITAL
a)	Authorized

Authorized capital consists of an unlimited number of common shares.

b) Issued and Outstanding
The following is a summary of changes in Shareholders’ capital:
Shares	Number of Shares	Amount
Balance, December 31, 2008	112,967,783	$ 1,108,453
Common shares issued pursuant to Share Option Plan	136,125	1,139
Common shares issued pursuant to Bonus Rights Plan	60,121	303
Common shares issued pursuant to Dividend Reinvestment Plan	2,895,519	13,547
Common shares issued pursuant to Optional Cash Payments	138,200	620
Common shares issued pursuant to Profound acquisition	10,025,990	32,184
Share redemption	(221)	(1)
Balance, December 31, 2009	126,223,517	1,156,245
Common shares issued pursuant to Bonus Rights Plan	166,462	1,169
Common shares issued pursuant to Share Option Plan	178,642	1,049
Common shares issued pursuant to Dividend Reinvestment Plan	7,561,022	35,820
Common shares issued pursuant to share offering	12,109,500	57,520
Issue fees incurred on share offering	-	(3,381)
Balance, September 30, 2010	146,239,143	$ 1,248,422

c) Per share Information

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the three and nine months ended September 30, 2010 of 144,968,597 and 139,706,090 (2009 – 121,452,176 and 115,861,258). Perpetual uses the treasury stock method for share options and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted per share amounts for the three and nine months ended September 30, 2010, nil common shares were added to the basic weighted average number of common shares outstanding (2009 – 1,096,804 and 736,850) for the dilutive effect of share options, bonus rights and convertible debentures. In computing diluted per share amounts for the three and nine month periods ended September 30, 2010, 11,444,100 and 246,715 share options and bonus rights respectively, as well as 27,177,437 potentially issuable common shares through the Convertible Debentures (see note 7) were excluded as the Corporation had a net loss for the three and nine months ended September 30, 2010 (2009 – 6,391,428 and 6,751,382 share options and bonus rights for three and nine months ended respectively, and 12,746,394 potentially issuable common shares through the Convertible Debentures).

d) Premium Dividend Reinvestment Plan

Commencing with the September 2009 distribution, Perpetual adopted a Premium Distribution and Distribution Reinvestment Plan. Subsequent to incorporation on June 30, 2010 the Premium DRIP Plan has been renamed as the Premium Dividend and Dividend Reinvestment Plan (the “Premium DRIP Plan”).

The Premium DRIP Plan allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional Shares on the applicable Dividend payment date. Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase Shares with dividend proceeds at a price per Share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional Shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date. In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

PERPETUAL ENERGY INC. 2010 Q3 28

10.	INCENTIVE PLANS
a)	Share Option Plan

On June 17, 2010 the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan (“Share Option Plan”) which permits the Board of Directors to grant nontransferable rights (“Share Options”) to purchase common shares to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The purpose of the Share Option Plan is to provide an effective longterm incentive to eligible participants and to reward them on the basis of Perpetual’s longterm performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting. The exercise price of the Share Options (“Grant Price”) shall equal the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant, unless otherwise permitted. Prior to the June 17, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant. This strike price reduction was discontinued at the time of the implementation of the Share Option Plan (see Note 10c). The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares. During the three and nine month periods ended September 30, 2010 the Corporation recorded $1.0 million and $3.4 million respectively in share-based compensation ($3.2 million and $6.3 million respectively for the three and nine month periods ended September 30, 2009).

At September 30, 2010 Perpetual had 11.7 million Share Option Plan and Bonus Rights issued and outstanding relative to the 14.6 million (10 percent) of total common shares outstanding reserved under the Share Option Plan and the Bonus Rights Plans (see note 10 (b)). As at September 30, 2010, 1,966,062 Share Options granted under the Share Option Plan had vested but were unexercised (947,750 as of September 30, 2009).

Perpetual used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2010	2009
Dividend yield (%)	0.0 – 11.9	0.0
Expected volatility (%)	46.9 – 49.9	45.4 – 51.6
Risk-free interest rate (%)	1.69 – 2.27	1.56 – 2.34
Expected life of Share Options (years)	3.0 – 3.75	3.75 – 4.5
Vesting period of Share Options (years)	3.0 – 4.0	4.0
Contractual life of Share Options (years)	4.0 – 5.0	5.0
Weighted average fair value per Share Option on the grant date	$ 0.99	$ 1.81

Share Options	Average exercise price	Share Options
Balance, December 31, 2008	$ 10.64	7,426,500
Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)
Balance, December 31, 2009	4.72	8,861,850
Granted	5.03	3,499,250
Forfeited	4.84	(738,358)
Exercised	3.68	(178,642)
Balance, September 30, 2010	$ 4.61	11,444,100

PERPETUAL ENERGY INC. 2010 Q3 29

The following table summarizes information about Share Options outstanding at September 30, 2010:
			Weighted		Weighted average
	Number outstanding	Weighted average	average exercise	Number exercisable at	vested exercise
Range of exercise prices	at September 30, 2010	contractual life (years)	price/Share Option	September 30, 2010	price/Share Option
$2.45 to $4.49	5,094,350	3.0	$ 3.59	1,448,062	$ 3.61
$4.50 to $6.99	5,558,250	3.8	4.96	312,000	5.41
$7.00 to $8.99	208,500	2.1	7.55	135,875	7.44
$9.00 to $11.00	583,000	1.7	9.25	70,125	9.75
Total	11,444,100	3.3	$ 4.61	1,966,062	$ 4.38

A reconciliation of contributed surplus is provided below:
Balance, as at December 31, 2008					$ 12,873
Share-based compensation expense					7,481
Transfer to Shareholders’ capital on exercise of Share Options					(581)
Transfer to Shareholders’ capital on exercise of Bonus Rights					(303)
Balance, as at December 31, 2009					$ 19,470
Share-based compensation expense					3,416
Transfer from equity portion of convertible debentures (note 7)					468
Transfer to Shareholders’ capital on exercise of Share Options					(522)
Transfer to Shareholders’ capital on exercise of Bonus Rights					(1,194)
Balance, as at September 30, 2010					$ 21,638

b) Bonus Rights Plan

Perpetual has a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase common shares (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested common shares plus an additional number of common shares equal to the value of dividends on Perpetual’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the three and nine month periods ended September 30, 2010 nil and $0.8 million in compensation expense was recorded in respect of the Bonus Rights granted (three and nine month periods ended September 30, 2009 – $0.1 and $0.8 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:
Bonus Rights
Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued Dividends	37,425
Balance, December 31, 2009	288,629
Exercised	(166,462)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	25,593
Balance, September 30, 2010	246,715

c) Dividend Bonus Plan

On July 17, 2010 the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or bonus rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. Upon exercise or surrender of vested options, the amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 distribution. Plan participants are entitled to 25% of such aggregate dividend for vested options which expire out of the money.

PERPETUAL ENERGY INC. 2010 Q3 30

11. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on Perpetual’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods. Perpetual has estimated the net present value of its total asset retirement obligations to be $204.8 million as at September 30, 2010 based on an undiscounted total future liability of $354.9 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020. Perpetual used an average credit adjusted risk free rate of 7 percent to calculate the present value of the asset retirement obligation. The following table reconciles the Corporation’s asset retirement obligations:

	September 30, 2010	December 31, 2009
Obligation, beginning of year	$ 194,588	$ 179,723
Obligations acquired	8,994	1,808
Obligations incurred	2,723	7,817
Obligations disposed	(10,298)	(8,016)
Revisions to estimates	-	3,233
Expenditures for obligations disposed	1,433	-
Expenditures for obligations during the period	(3,679)	(3,715)
Accretion expense	10,991	13,738
	$ 204,752	$ 194,588

12. FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a) Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Corporation manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure. The Corporation’s allowance for doubtful accounts as at September 30, 2010 is $3.5 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $7.8 million as at September 30, 2010. As at the balance sheet date, as a mitigating factor to the credit exposure, the Corporation has $1.1 million payable to counterparties from which the Corporation holds past due receivables.

b) Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

PERPETUAL ENERGY INC. 2010 Q3 31

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a revolving credit facility, as outlined in note 6. The lender reviews the Corporation’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at September 30, 2010:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$ 60,464	$ -	$ 60,464	$ -	$ -
Dividends payable	7,312	7,312	-	-	-
Current bank debt – principal	4,928	-	4,928	-	-
Long term bank debt – principal	234,411	-	-	234,411	-
Convertible debentures – principal (1)	234,897	-	-	74,925	159,972
Total	$ 542,012	$ 7,312	$ 65,393	$ 309,336	$ 159,972
(1) Assuming repayment of principal is not settled in common shares, at the option of Perpetual.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt (1)	$ 16,558	$ 2,513	$ 10,052	$ 3,993	$ -
Interest on convertible debentures (2)	61,981	4,080	16,318	36,779	4,804
Total	$ 78,539	$ 6,593	$ 26,370	$ 40,772	$ 4,804

(1)	Assuming revolving feature of the credit facility is not extended and calculated at the September 30, 2010 effective interest rate of 4.2% and assuming a constant debt level equivalent to the balance at September 30, 2010.
(2)	Assuming payment of interest is not settled in common shares, at the option of Perpetual.

c) Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Corporation’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Corporation’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation’s risk management policy.

As at September 30, 2010, the Corporation has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the nine month period ended September 30, 2010, $0.9 million has been included in oil and natural revenue pertaining to forward physical gas fixed-price sales contracts ($1.3 million for the nine month period ended September 30, 2009). In order to calculate these realized gains, Perpetual compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for three and nine month periods ended September 30, 2010 were $29.4 million and $105.6 million, respectively ($56.3 million gain and $145.9 million gain for the three and nine month periods ended September 30, 2009). Of the total realized gains on financial instruments, included in earnings for the three and nine month periods ended September 30, 2010, $27.5 million and $96.9 million, respectively, were recorded as a result of settlement of contracts prior to maturity ($41.4 and $89.1 million for three and nine month periods ended September 30, 2009).

PERPETUAL ENERGY INC. 2010 Q3 32

Natural gas commodity contracts
At September 30, 2010 the Corporation had entered into forward gas sales arrangements at AECO as follows:
Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)		Term
Financial	bought	(52,500)	$ 3.935	October 2010
Financial	sold	145,000	$ 3.781	October 2010
Physical	bought	(15,000)	$ 3.253	October 2010
Physical	sold	15,000	$ 3.448	October 2010
Financial	sold	12,500	$ 3.794	November 2010
Physical	sold	9,500	$ 3.793	November 2010
Financial	sold	85,000	$ 7.505	November – December 2010
Physical	sold	10,000	$ 7.745	November – March 2011
Financial	sold	65,000	$ 3.866	January 2011 – March 2011
Financial	bought	(2,500)	$ 4.705	April 2011 – October 2011
Financial	sold	50,000	$ 5.211	April 2011 – October 2011
Financial	bought	(22,500)	$ 5.291	November 2011 – March 2012
Financial	sold	60,000	$ 5.327	November 2011 – March 2012

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods. In return for this option, the counterparties have paid $5.7 million and $1.9 million in upfront premiums in 2009 and 2010, respectively. Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Corporation’s cash flow provided by operating activities. Mark to market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings.

Type of contract	Perpetual sold/bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	15,000	$ 7.083	October 2010
Financial	sold	20,000	$ 7.250	October – December 2010
Financial	sold	32,500	$ 8.000	November 2010 – March 2011
Financial	sold	30,000	$ 6.000	April 2011 – October 2011

At September 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

		Volumes at NYMEX
Type of contract	Perpetual sold/bought	(MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(7,500)	$ 4.285	October 2010
Financial	sold	7,500	$ 4.297	October 2010

At September 30, 2010 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. Physical basis contracts represent commitments rather than contractual obligations.

		Volumes at NYMEX
Type of Contract	Perpetual sold/bought	(MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(5,000)	$ (0.810)	October 2010
Financial	sold	5,000	$ (0.770)	October 2010
Physical	bought	(17,500)	$ (0.731)	October 2010
Physical	sold	17,500	$ (0.445)	October 2010
Financial	bought	(2,500)	$ (0.845)	November 2010 – March 2011
Financial	sold	2,500	$ (0.680)	November 2010 – March 2011
Financial	bought	(15,000)	$ (0.550)	April 2011 – October 2011
Financial	sold	62,500	$ (0.559)	April 2011 – October 2011
Financial	sold	10,000	$ (0.581)	November 2011 – March 2012

PERPETUAL ENERGY INC. 2010 Q3 33

The following table reconciles the Corporation’s financial instrument assets and liabilities as at September 30, 2010:
	Current Financial	Long Term Financial
	Instrument Asset	Instrument Asset	Total
Balance at December 31, 2009	$ 46,152	$ 21,167	$ 67,319
Unrealized gain on gas storage arrangement	-	6,212	6,212
Unrealized (loss) gain	(2,612)	(12,881)	(15,493)
Balance at September 30, 2010	$ 43,540	$ 14,498	$ 58,038

Commodity price sensitivity analysis

As at September 30, 2010, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $8.0 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Corporation’s financial instruments on earnings.

Mark to market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at September 30, 2010.

Interest rate risk

The Corporation utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Corporation’s future Dividends and capital investments.

Perpetual’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly dividends, are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the three months ended September 30, 2010.

Interest rate sensitivity analysis

For period three months ended September 30, 2010, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease) increase in net earnings	$ (600)	$ 600

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Corporation’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Corporation considers its capital structure to include shareholders’ capital, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels. This overall objective and policy for managing capital remains unchanged following the conversion to a corporation in June 2010.

PERPETUAL ENERGY INC. 2010 Q3 34

The Corporation monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the three months ended September 30, 2010:

Net debt ($ thousands)	September 30, 2010
Bank debt	$ 234,411
Convertible debentures, measured at principal amount	234,897
Gas storage arrangement	31,697
Working capital deficiency (surplus) (2)	22,497
Net debt	523,502
Cash flow provided by operating activities	43,388
Exploration costs (3)	381
Expenditures on asset retirement obligations	667
Gas over bitumen royalty adjustments not yet received	1,548
Changes in non-cash operating working capital	94
Funds flow	46,078
Annualized funds flow (1)	$ 184,312
Net debt to annualized funds flow ratio (times) (1)	2.8

(1)	These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.
(2)	Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Corporation’s hedging activities.
(3)	Certain exploration costs are added back to funds flow in order to be more comparable to other energy Corporations that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by Perpetual to be more closely related to investing activities than operating activities.

As at September 30, 2010, the Corporation’s ratio of net debt to annualized funds flow was 2.8 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation’s shareholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Corporation’s credit facility is subject to lender’s covenants with which Perpetual was in compliance at September 30, 2010.

The capital structure at September 30, 2010 was as follows:

Net debt	$ 525,710
Total equity (net of deficit) (1)	284,219
Total capital at September 30, 2010	$ 809,929
(1) As at September 30, 2010 the closing market price of Perpetual’s common shares was $ 4.75.

Fair value of financial instruments

The Corporation’s financial instruments as at September 30, 2010 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, Dividends payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Gas storage arrangement	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

PERPETUAL ENERGY INC. 2010 Q3 35

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage arrangement is captured through the recording of a financial instrument asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

13.	OPERATING LEASES
a)	Operating leases

As of September 30, 2010, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating leases
2010	$ 602
2011	2,391
2012	2,376
2013	2,010
After 2014	8,439
Total commitment	$ 15,818

b) Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of September 30, 2010, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline commitments
2010	$ 2,307
2011	6,819
2012	3,643
2013	2,298
After 2014	1,693
Total commitment	$ 16,760

PERPETUAL ENERGY INC. 2010 Q3 36

14. GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices the Corporation’s net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of September 30, 2010 Perpetual has accumulated $7.1 million ($5.1 million as at December 31, 2009) of gas over bitumen adjustments receivables which have been netted against the gas over bitumen royalty adjustment liability on the Corporation’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	$ 74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received recorded for 2009	(5,138)
Net liability, December 31, 2009	77,167
Royalty adjustments recorded year to date September 30, 2010	5,847
Less: royalty adjustments not yet received year to date September 30, 2010	(1,964)
Net liability, September 30, 2010	$ 81,050

In 2006 and 2010, Perpetual disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyers. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. In 2010, the Corporation recognized in net earnings $3.8 million related to previous gas over bitumen royalty deferred revenue.

PERPETUAL ENERGY INC. 2010 Q3 37

DIRECTORS	AUDITORS

Clayton H. Riddell Executive Chairman	KPMG LLP

Susan L. Riddell Rose President, Chief Executive Officer and Director (4)	BANKERS
Bank of Montreal
Karen A. Genoway Independent Director (2) (3) (5)	Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Randall E. (Randy) Johnson Independent Director (1) (3) (5)	The Toronto-Dominion Bank
National Bank of Canada
Robert A. Maitland Independent Director (1) (3) (5)	ATB Financial

Geoffrey C. Merritt Independent Director (1) (2) (4)	RESERVE EVALUATION CONSULTANTS
McDaniel & Associates Consultants Ltd.
Donald J. Nelson Independent Director (2) (4)
REGISTRAR AND TRANSFER AGENT
Howard R. Ward Independent Director (3) (4) (5)	Computershare Trust Company of Canada

(1) Member of Audit Committee (2) Member of Reserves Committee (3) Member of Corporate Governance Committee (4) Member of Environmental, Health & Safety Committee (5) Member of Compensation Committee

OFFICERS	HEAD OFFICE
3200, 605 – 5 Avenue SW
Susan L. Riddell Rose President, Chief Executive Officer and Director (4)	Calgary, Alberta Canada T2P 3H5
PHONE 403 269.4400
Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	TOLL FREE 800.811.5522
FAX 403 269.4444
Jeffrey R. Green Vice President, Production Operations and Administration	EMAIL info@perpetualenergyinc.com
WEB www.perpetualenergyinc.com
Gary C. Jackson Vice President, Land and Acquisitions
STOCK EXCHANGE LISTING | TSX | PMT
Kevin J. Marjoram Vice President, Warwick Gas Storage	CONVERTIBLE DEBENTURES | PMT.DB.C PMT.DB.D PMT.DB.E

Marcello M. Rapini Vice President, Marketing

R. William Thornton Vice President, Heavy Oil

Roderick (Rick) P. Warters Vice President, New Ventures and Geoscience

J. Christopher Strong Corporate Secretary, Corporate Counsel

FORWARD-LOOKING INFORMATION

Certain information regarding Perpetual in this report including management’s assessment of future plans and operations may constitute forward-looking statements under applicable securities laws and necessarily involves risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital costs, including drilling, completion and facility costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could affect Perpetual’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Perpetual’s website. Furthermore, the forward-looking statements contained in this report are made as at the date of this report and Perpetual does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. For more information, please refer to Forward-Looking Information on page 21 of this report.

PERPETUAL ENERGY INC. 2010 Q3 38